Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FOURTH QUARTER AND FULL YEAR 2025 RESULTS

Solid traffic performance supported by record highs in Argentina, Armenia, Italy and Uruguay

Achieved double-digit YoY growth in Adjusted EBITDA ex-IFRIC with margin expanding 4.6pp, ex-one-off impacts

Maintained robust liquidity with $593 million in Cash & Cash Equivalents and Net Debt to LTM Adjusted EBITDA of 0.7x

Luxembourg, March 17, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended December 31, 2025, and audited results for the full year 2025. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 24.

Fourth Quarter 2025 Highlights

▪	Consolidated Revenues ex-IFRIC12 reached $464.8 million, up 17.3% year-over-year (YoY), driven by increases of 17.4% and 16.3% in Aeronautical and Commercial revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 16.7% YoY to $461.0 million.

▪	Key operating metrics:

▪	9.1% increase in passenger traffic to 22.3 million.
▪	1.0% decrease in cargo volume to 117.1 thousand tons.
▪	5.6% increase in aircraft movements to 225.5 thousand.

▪	Operating Income of $128.0 million, compared with $108.4 million in 4Q24.

▪	Adjusted EBITDA ex-IFRIC12 increased 39.8% to $210.7 million, from $150.8 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 rose 38.6% to $208.5 million. Excluding one-offs in 4Q24 and 4Q25, Adjusted EBITDA ex-IFRIC12 rose 33.3%.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded 7.3 percentage points to 45.3% from 38.0% in 4Q24. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 increased to 45.2% from 38.1% in the prior-year quarter. Excluding one-offs, Adjusted EBITDA margin ex-IFRIC12 expanded by 4.6 percentage points.

▪	Maintained strong liquidity position with $592.8 million in Cash & Cash equivalents as of December 31, 2025.

▪	Net debt to LTM Adjusted EBITDA of 0.7x as of December 31, 2025, reflecting continued financial discipline and solid Adjusted EBITDA growth.

Full Year 2025 Highlights

▪	Consolidated Revenues ex-IFRIC12 increased 8.4% YoY to $1,756.4 million, reflecting increases of 10.1% and 6.6% in Commercial and Aeronautical Revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 16.5% YoY to $1,788.5 million.

▪	Key operating metrics:

▪	9.8% increase in passenger traffic to 86.7 million.
▪	1.4% increase in cargo volume to 403.7 thousand tons.
▪	6.4% increase in aircraft movements to 876.4 thousand.

▪	Operating Income of $488.3 million, compared with $447.3 million in 2024.

▪	Adjusted EBITDA ex-IFRIC12 increased 15.0% to $715.5 million, from $622.2 million in 2024. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 rose 25.6% to $730.0 million. Excluding one-offs in 4Q24 and 4Q25, Adjusted EBITDA ex-IFRIC12 rose 12.9%.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded 2.3 percentage points to 40.7% from 38.4% in 2024. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 increased to 40.8% from 37.9% in the prior year. Excluding one-offs, Adjusted EBITDA margin ex-IFRIC12 expanded by 1.5 percentage points.

▪	Maintained strong liquidity position with $592.8 million in Cash & Cash equivalents as of December 31, 2025.

▪	Net debt to LTM Adjusted EBITDA of 0.7x as of December 31, 2025, reflecting continued financial discipline and solid Adjusted EBITDA growth.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We closed the year with a very strong fourth quarter, achieving record traffic for both the quarter and the full year, supported by broad-based growth across our network. Passenger traffic increased 9% year-over-year in the quarter, reaching full-year record levels in Argentina, Armenia, Italy and Uruguay, reflecting resilient demand and continued connectivity expansion. Revenue increased 17% year-over-year excluding construction services, once again outpacing traffic growth and driven by solid performance across both aeronautical and commercial revenues. This translated into meaningful operating leverage. Adjusted EBITDA excluding IFRIC 12 increased nearly 40% year-over-year, with reported margins expanding by more than 7 percentage points. Even excluding one-off impacts in both periods, Adjusted EBITDA margin improved 4.6 percentage points year-over-year, underscoring the structural improvement in our profitability profile.

Argentina delivered an outstanding performance, supported by double-digit international traffic growth and disciplined cost management, while Armenia continued to benefit from expanded connectivity and commercial initiatives. Across the portfolio, revenue per passenger and commercial execution remain central to strengthening the quality and resilience of our business.

We ended the year with one of the strongest balance sheets in our history. Net leverage declined to 0.7x, supported by Adjusted EBITDA growth, disciplined capital allocation and cash generation. Our liquidity position provides flexibility to fund committed investments and take advantage of future growth opportunities, while preserving financial discipline.

Strategically, recent developments further enhance the long-term visibility of our platform. In November, we signed an award agreement with the Government of Iraq to operate Baghdad International Airport, and in December, we were awarded the concession to operate Luanda’s new international airport in Angola, both of which offer attractive long-term growth fundamentals. On January 23, 2026, we secured an important milestone in Armenia, where our subsidiary entered into an amendment agreement with the Government of the Republic of Armenia. This amendment includes extending the concession by 35 years through 2067, committing to a $425 million investment program and establishing a clear investment and tariff framework, which created significant value. Shortly thereafter, on January 27, 2026, we executed an addendum to the Galápagos concession in Ecuador, rebalancing the agreement, restoring economic equilibrium and extending its term by six years. In addition, in January, Sociedad Aeroportuaria Kuntur Wasi S.A. received the payment related to the ICSID final arbitration award for the Chinchero concession in Peru, which had a positive impact of $32.5 million on our EBITDA in 4Q25. This outcome resolves a long-standing process and reinforces our commitment to defending our contractual rights while further strengthening our financial position.

As we enter 2026, our focus remains on disciplined execution and value creation, balancing traffic growth, commercial optimization, prudent capital investment and financial strength across our global network. We are also closely monitoring the evolving geopolitical situation in the Middle East and remain attentive to any potential implications for our operations and international travel.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29 4Q25	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	22.3	20.5	9.1%		22.3	20.5	9.1%
Revenue	545.4	461.1	18.3%	1.3	544.1	461.6	17.9%
Aeronautical Revenues	248.4	211.6	17.4%	1.7	246.7	212.7	16.0%
Non-Aeronautical Revenues	297.0	249.5	19.0%	-0.5	297.5	248.9	19.5%
Revenue excluding construction service	464.8	396.2	17.3%	3.8	461.0	395.2	16.7%
Operating Income / (Loss)	128.0	108.4	18.1%	-27.9	156.0	134.7	15.7%
Operating Margin	23.5%	23.5%	-4	0.0%	28.6%	29.2%	-53
Net Income Attributable to Owners of the Parent	106.3	34.4	208.7%	-76.3	182.6	21.3	757.0%
Basic EPS (US$)	0.65	0.21	204.8%	-0.47	1.12	0.13	746.3%
Adjusted EBITDA	215.0	155.4	38.3%	2.2	212.8	155.1	37.2%
Adjusted EBITDA Margin	39.4%	33.7%	5.7pp	-	39.1%	33.6%	5.5pp
Adjusted EBITDA Margin excluding Construction Service	45.3%	38.0%	7.3pp	-	45.2%	38.1%	7.1pp
Net Debt to LTM Adjusted EBITDA	0.7x	1.1x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.7x	1.1x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2025 as reported	2024 as reported	% Var as reported	IAS 29 2025	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	86.7	79.0	9.8%		86.7	79.0	9.8%
Revenue	1,962.1	1,843.3	6.4%	-41.5	2,003.6	1,749.2	14.5%
Aeronautical Revenues	934.7	876.7	6.6%	-20.6	955.3	828.9	15.3%
Non-Aeronautical Revenues	1,027.4	966.5	6.3%	-20.9	1,048.3	920.3	13.9%
Revenue excluding construction service	1,756.4	1,619.9	8.4%	-32.2	1,788.5	1,534.6	16.5%
Operating Income / (Loss)	488.3	447.3	9.2%	-131.6	619.9	506.5	22.4%
Operating Margin	24.9%	24.3%	62	-	30.9%	29.0%	198
Net (Loss) / Income Attributable to Owners of the Parent	247.7	282.7	-12.4%	-65.1	312.9	214.0	46.2%
EPS (US$)	1.53	1.76	-13.1%	-0.40	1.93	1.33	45.0%
Adjusted EBITDA	727.8	628.7	15.8%	-14.5	742.3	588.0	26.3%
Adjusted EBITDA Margin	37.1%	34.1%	3.0pp	-	37.0%	33.6%	3.4pp
Adjusted EBITDA Margin excluding Construction Service	40.7%	38.4%	2.3pp	-	40.8%	37.9%	2.9pp
Net Debt to LTM Adjusted EBITDA	0.7x	1.1x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.7x	1.1x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

4Q25 Operating Performance

Passenger Traffic

Total passenger traffic increased by 9.1% YoY to 22.3 million passengers, marking all-time fourth-quarter and full-year records, supported by growth across both domestic and international segments. Domestic traffic rose by 6.5% YoY, primarily driven by strong performance in Argentina and Brazil, with additional contributions from Ecuador. International traffic expanded by 12.0% YoY, with all operating countries posting positive year-over-year growth, including double-digit increases in Argentina, Italy, Brazil, and Armenia. Notably, Argentina accounted for over 50% of the total YoY traffic increase during the quarter.

In Argentina, passenger traffic increased 8.7% YoY, reaching record levels for both the fourth quarter and full year. Growth was driven by double-digit expansion in international traffic and high single-digit growth in the domestic segment. Domestic traffic rose 5.9% YoY, with load factors exceeding 90% across most key routes. Performance was supported by new routes and additional frequencies, including seasonal services such as Córdoba–El Calafate, Córdoba–Ushuaia, and Córdoba–Iguazú. During the quarter, Aerolíneas Argentinas resumed service to Río Cuarto, while JetSMART increased frequencies on its Buenos Aires–Resistencia and Buenos Aires–San Juan routes. Flybondi also expanded frequencies on routes including Buenos Aires–San Juan, Buenos Aires–Mendoza, Buenos Aires–Salta, and Buenos Aires–Jujuy. International passenger traffic increased 14.6% YoY, reflecting continued capacity additions and route reactivations. Notable developments included LATAM’s resumption of service between Córdoba and São Paulo, as well as increased frequencies by Air Canada and Emirates to five and seven weekly flights, respectively. In addition, Delta resumed its New York route, China Eastern launched service between Buenos Aires and Shanghai, LATAM reinstated its Buenos Aires–Miami route, and ITA Airways increased frequencies during the summer season.

In Italy, passenger traffic increased 8.1% YoY, reaching record levels for both the fourth quarter and full year. Growth was primarily driven by strong performance in the international segment, which accounted for nearly 80% of total traffic and increased 11.3% YoY. International growth was supported by increases of 13.5% at Florence Airport and 9.5% at Pisa Airport. Domestic traffic declined 2.6% YoY, reflecting lower aircraft movements during the quarter, partly attributable to Airbus A320 technical issues that resulted in flight cancellations across certain airlines.

In Brazil, total passenger traffic increased 12.1% YoY, reflecting improved operating conditions following prior constraints in the country’s aviation sector. Domestic traffic, which represented nearly 60% of total traffic, grew 11.2% YoY, while transit passengers increased 12.9% YoY. International traffic, accounting for approximately 5% of the mix, rose a solid 16.2% YoY, contributing positively to overall performance. During the quarter, GOL operated additional seasonal frequencies on its Brasília–Miami and Brasília–Orlando routes, among other developments.

In Uruguay, where traffic is predominantly international, total passenger traffic increased 5.1% YoY, reaching record levels for both the fourth quarter and the full year. Results also reflect a recovery from the third quarter decline, when operations were temporarily impacted by a six-day planned runway closure to complete the installation of a new Precision Instrument Landing System (ILS CAT IIIb). During the quarter, several airlines expanded seasonal operations. GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services. Aerolíneas Argentinas increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service. On the domestic front, Paranair began operating the Montevideo–Rivera route.

In Armenia, passenger traffic increased 13.8% YoY, reaching record levels for both the fourth quarter and the full year, driven by sustained strength in international demand and expanded connectivity. During the quarter, Wizz Air established a new base at Zvartnots Airport, deploying two aircraft and launching eight new direct routes to European destinations beginning in October, further enhancing the airport’s network and growth profile.

In Ecuador, passenger traffic increased 1.1% YoY despite ongoing public security concerns and rebounded from the prior quarter’s decline, which was driven by runway repaving works that required a two-day suspension of operations. International traffic rose modestly by 0.7% YoY, while domestic traffic increased 2.4% YoY. However, demand remained somewhat constrained by elevated airfares.

Cargo Volume

Cargo volume decreased by 1.0% YoY, with reductions in all countries of operation, except Argentina and Uruguay. Performance by country was as follows: Uruguay (+6.8%), Argentina (+3.0%), Armenia (-3.4%), Ecuador (-3.6%), Italy (-12.4%), and Brazil (-13.2%). Argentina, Brazil, and Armenia accounted for over 80% of total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements increased by 5.6% YoY, with positive YoY contributions from all countries of operation: Brazil (+9.0%), Italy (+8.2%), Uruguay (+8.2%), Armenia (+7.1%), Ecuador (+4.4%), and Argentina (+4.0%). Argentina, Brazil, and Italy accounted for over 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 37 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q25	4Q24	% Var.
Domestic Passengers (in thousands)	11,744	11,031	6.5%
International Passengers (in thousands)	8,504	7,594	12.0%
Transit Passengers (in thousands)	2,079	1,843	12.8%
Total Passengers (in thousands)	22,327	20,468	9.1%
Cargo Volume (in thousands of tons)	117.1	118.2	-1.0%
Total Aircraft Movements (in thousands)	225.5	213.5	5.6%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.
	(thousands)			(tons)
Argentina	12,497	11,495	8.7%	65,267	63,386	3.0%	126,407	121,494	4.0%
Italy	2,152	1,992	8.1%	3,156	3,605	-12.4%	19,716	18,214	8.2%
Brazil	4,504	4,019	12.1%	15,856	18,269	-13.2%	39,056	35,840	9.0%
Uruguay	588	560	5.1%	9,889	9,258	6.8%	9,715	8,977	8.2%
Ecuador (1)	1,168	1,156	1.1%	9,219	9,563	-3.6%	20,070	19,225	4.4%
Armenia	1,418	1,247	13.8%	13,677	14,165	-3.4%	10,492	9,792	7.1%
TOTAL	22,327	20,468	9.1%	117,064	118,246	-1.0%	225,456	213,542	5.6%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated revenues increased by 18.3% YoY to $545.4 million. Excluding Construction Services and the impact of IAS 29, revenues rose 16.7% YoY to $461.0 million, outpacing the 9.1% growth in passenger traffic. This solid performance was supported by positive contributions across all countries of operations, with Argentina, Armenia, Brazil, Uruguay and Italy delivering double-digit revenue growth. Both commercial and aeronautical revenues contributed to the increase.

The following table provides a breakdown of revenue performance by country. Further details on the performance of CAAP´s countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Argentina	304.1	254.3	19.6%	1.3	302.9	254.9	18.8%
Italy	48.3	38.7	24.9%	-	48.3	38.7	24.9%
Brazil	33.8	28.2	20.2%	-	33.8	28.2	20.2%
Uruguay	47.6	45.2	5.3%	-	47.6	45.2	5.3%
Armenia	80.5	67.5	19.3%	-	80.5	67.5	19.3%
Ecuador (1)	30.8	27.5	11.9%	-	30.8	27.5	11.9%
Unallocated	0.2	-0.5	-134.6%	-	0.2	-0.5	-134.6%
Total consolidated revenue (2)	545.4	461.1	18.3%	1.3	544.1	461.6	17.9%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 17.7% in Argentina (or 16.6% excluding IAS29), 20.7% in Armenia, 17.8% in Italy, 12.8% in Uruguay, 23.5% in Brazil and 2.9% in Ecuador.

Revenue Breakdown (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	248.4	211.6	17.4%	1.7	246.7	212.7	16.0%
Non-aeronautical Revenue	297.0	249.5	19.0%	-0.5	297.5	248.9	19.5%
Commercial revenue	213.9	183.9	16.3%	2.0	211.9	181.7	16.6%
Construction service revenue (1)	80.6	64.8	24.4%	-2.5	83.1	66.4	25.1%
Other revenue	2.4	0.8	208.0%	0.0	2.4	0.8	208.0%
Total Consolidated Revenue	545.4	461.1	18.3%	1.3	544.1	461.6	17.9%
Total Revenue excluding Construction Service revenue (2)	464.8	396.2	17.3%	3.8	461.0	395.2	16.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 45.5% of total revenues, increasing 17.4% YoY to $248.4 million, or 16.0% to $246.7 million when excluding the impact of IAS 29. This performance was supported by a 9.1% increase in passenger traffic, with positive contributions from all countries of operations, including double-digit growth in Brazil, Argentina, Armenia and Italy. Argentina was the main contributor with aeronautical revenues increasing 20.7%, or 18.3% excluding IAS 29, primarily reflecting 14.6% growth in international traffic. Brazil, Armenia, and Italy, delivered strong revenues, with aeronautical revenues increasing 29.8%, 16.5%, and 15.2%, respectively, in line with passenger traffic growth. Meanwhile, Uruguay and Ecuador reported increases of 7.6% and 1.8%, respectively, in line with passenger traffic growth.

Non-Aeronautical Revenues accounted for 54.5% of total revenues, growing by 19.0% YoY to $297.0 million, or by 19.5% YoY to $297.5 million when excluding the impact of IAS 29. Commercial revenues increased by 16.3% YoY, or by 16.6% excluding IAS 29, mainly driven by strong contributions from cargo revenues, as well as improved performance in VIP lounges, parking facilities, duty free, and other passenger-related revenue streams. Growth in fuel-related revenues, primarily in Armenia, also contributed to this performance. Meanwhile, Construction service revenue increased by 24.4% YoY, or 25.1% excluding IAS 29, mainly reflecting higher levels of capital expenditures in Argentina, during the period.

Operating Costs and Expenses

In 4Q25, Total costs and expenses, excluding construction service costs, increased by 10.8% YoY, or 10.3% to $318.5 million when excluding the impact of IAS 29. This increase, which remained below the pace of revenue growth, was primarily driven by higher Concession fees, mainly in Argentina, along with increased Fuel costs in Armenia. Higher SG&A expenses also contributed to the overall cost increase.

Cost of Services rose by 14.3% YoY, or 14.5% to $335.9 million when excluding IAS29, mainly as a result of the following increases:

▪	26.9%, or $16.2 million, in Construction Service Costs, reflecting higher capital expenditures,

▪	14.4%, or $7.4 million, in Concession fees, primarily in Argentina,

▪	26.3%, or $6.4 million, in Fuel costs, mainly in Armenia, and

▪	12.7%, or $5.7 million, in Amortization and depreciation.

These increases were partially offset by a decline of 10.2% in Office expenses. Excluding Construction Service Costs, Cost of Services increased by 11.4% YoY, or by 11.1% to $257.0 million when excluding the impact of IAS 29, primarily due to the aforementioned increases in Concession Fees and Fuel Costs.

Selling, General, and Administrative Expenses (“SG&A”) increased by 5.6% YoY to $59.9 million in 4Q25. Excluding the impact of IAS 29, SG&A expenses rose by 4.1% to $58.6 million, mainly reflecting higher Maintenance expenses, along with increased Salaries and social security contributions.

Other expenses increased to $2.9 million in 4Q25, from $1.3 million in 4Q24.

Costs and Expenses (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	363.7	318.2	14.3%	27.9	335.9	293.2	14.5%
Salaries and social security contributions	65.4	62.7	4.3%	0.5	64.9	63.1	2.9%
Concession fees	58.6	51.2	14.4%	0.5	58.1	51.5	12.9%
Construction service cost	76.3	60.2	26.9%	-2.5	78.8	61.8	27.6%
Maintenance expenses	49.5	49.4	0.2%	0.1	49.4	47.9	3.2%
Amortization and depreciation	50.9	45.2	12.6%	29.2	21.7	19.0	14.1%
Other	63.0	49.5	27.3%	0.1	62.9	50.0	25.9%
Cost of Services Excluding Construction Service cost	287.4	258.0	11.4%	30.4	257.0	231.4	11.1%
Selling, general and administrative expenses	59.9	56.8	5.6%	1.3	58.6	56.3	4.1%
Other expenses	2.9	1.3	133.8%	0.0	2.9	1.1	165.4%
Total Costs and Expenses	426.6	376.2	13.4%	29.2	397.3	350.6	13.3%
Total Costs and Expenses Excluding Construction Service cost	350.2	316.1	10.8%	31.7	318.5	288.8	10.3%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 4Q25, CAAP reported Adjusted EBITDA of $215.0 million and Adjusted EBITDA ex-IFRIC 12 of $210.7 million, up 39.8% from $150.8 million in 4Q24. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 increased 38.6% year-over-year to $208.5 million.

This strong performance was primarily driven by year-over-year increases of 40.8% in Argentina (ex IAS 29), supported by robust revenue growth and effective cost controls, and 15.3% in Armenia, reflecting double-digit passenger traffic growth. These gains were partially offset by year-over-year declines in Adjusted EBITDA in Brazil, Ecuador, Italy and Uruguay. Notably, Brazil’s Adjusted EBITDA in 4Q24 included a R$110 million economic compensation from the government under the concession’s economic re-equilibrium mechanism to offset the impact of COVID-19.

Additionally, 4Q25 Adjusted EBITDA included the recognition of $32.5 million related to the Arbitration Award payment received from the Government of Peru, recorded in the “Unallocated” segment.

Excluding the R$110 million economic compensation recognized in Brazil in 4Q24 and the $32.5 million Arbitration Award payment recognized in 4Q25, Adjusted EBITDA ex-IFRIC 12 would have increased 33.3% year-over-year to $178.2 million, from $133.7 million in 4Q24.

Adjusted EBITDA margin ex-IFRIC 12 expanded by 7.3 percentage points to 45.3%, compared with 38.0% in 4Q24. Excluding the aforementioned one-off impacts in both periods, the Adjusted EBITDA margin ex-IFRIC 12 would have expanded 4.6 percentage points to 38.3%, from 33.7% in 4Q24.

Adjusted EBITDA by Segment (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Argentina	108.2	75.6	43.2%	2.2	106.0	75.3	40.8%
Italy	9.6	10.7	-10.0%	-	9.6	10.7	-10.0%
Brazil	15.1	27.6	-45.2%	-	15.1	27.6	-45.2%
Uruguay	14.5	14.8	-2.2%	-	14.5	14.8	-2.2%
Armenia	29.2	25.3	15.2%	-	29.2	25.3	15.2%
Ecuador	8.2	9.3	-11.8%	-	8.2	9.3	-11.8%
Unallocated	30.4	-7.8	-487.7%	-	30.4	-7.9	-486.0%
Intrasegment adjustment	-0.2	0.0	-	-	-0.2	0.0	-
Total segment EBITDA	215.0	155.4	38.3%	2.2	212.8	155.1	37.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	115.7	42.9	169.6%	-10.8	126.4	53.2	137.6%
Financial Income	-20.0	-15.8	26.7%	-0.2	-19.9	-20.0	-0.7%
Financial Loss	44.9	47.0	-4.6%	-32.8	77.8	87.1	-10.6%
Inflation adjustment	5.2	0.1	10194.1%	4.5	0.7	0.3	173.4%
Income Tax Expense	15.4	34.1	-54.7%	11.4	4.0	14.0	-71.3%
Amortization and Depreciation	53.8	47.2	14.0%	30.1	23.7	20.6	15.0%
Adjusted EBITDA	215.0	155.4	38.3%	2.2	212.8	155.1	37.2%
Adjusted EBITDA Margin	39.4%	33.7%	571	-	39.1%	33.6%	550
Adjusted EBITDA excluding Construction Service	210.7	150.8	39.8%	2.2	208.5	150.5	38.6%
Adjusted EBITDA Margin excluding Construction Service	45.3%	38.0%	729	-	45.2%	38.1%	715

Financial Income and Loss

CAAP reported a Net financial loss of $30.1 million in 4Q25, compared with a net financial loss of $31.3 million in 4Q24. The result was primarily driven by a negative variance in the inflation adjustment, together with foreign exchange losses in Argentina, reflecting a higher rate of currency depreciation relative to inflation on the net monetary liability position. This compares with 4Q24, when CAAP recorded foreign exchange gains as inflation outpaced currency depreciation. Excluding the application of IAS 29, CAAP reported a net financial loss of $58.7 million in 4Q25, compared with a loss of $67.4 million in the same period last year.

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Financial Income	20.0	15.8	26.7%	0.2	19.9	20.0	-0.7%
Interest income	15.8	11.0	42.8%	0.2	15.6	11.1	41.1%
Foreign exchange income	0.3	1.6	-80.6%	0.0	0.3	5.8	-94.6%
Other	4.0	3.2	25.3%	0.0	3.9	3.2	24.8%
Inflation adjustment	-5.2	-0.1	10194.1%	-4.5	-0.7	-0.3	173.4%
Inflation adjustment	-5.2	-0.1	10194.1%	-4.5	-0.7	-0.3	173.4%
Financial Loss	-44.9	-47.0	-4.6%	32.8	-77.8	-87.1	-10.6%
Interest Expenses	-23.1	-25.7	-10.0%	-0.2	-23.0	-25.7	-10.7%
Foreign exchange transaction expenses	-0.8	2.2	-135.9%	33.0	-33.8	-37.8	-10.6%
Changes in liability for concessions	-16.7	-21.2	-21.1%	-	-16.7	-21.2	-21.1%
Other expenses	-4.2	-2.4	78.0%	-0	-4.4	-2.4	83.3%
Financial Loss, Net	-30.1	-31.3	-3.9%	28.5	-58.7	-67.4	-12.8%

See “Use of Non-IFRS Financial Measures” on page 25.

Income Tax Expense

During 4Q25, the Company reported an Income Tax Expense of $15.4 million, compared to an expense of $34.1 million in 4Q24. Excluding the impact of IAS 29, income tax expense totaled $4.0 million in 4Q25, compared to $14.0 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q25, CAAP reported net income of $115.7 million, compared with $42.9 million in 4Q24. The increase was primarily driven by an 18.1% year-over-year rise in operating income, together with lower income tax expense and net interest expense, which more than offset foreign exchange losses on the net monetary liability position in Argentina. Net income in 4Q25 included the recognition of $32.5 million related to the Arbitration Award payment received from the Government of Peru, the bulk of which was recorded under ‘Share of Income in Associates’.

In 4Q25, the Company reported Net Income Attributed to Owners of the Parent of $106.3 million and earnings per common share of $0.65, compared with Net Income Attributable to Owners of the Parent of $34.4 million in 4Q24, equivalent to earnings per common share of $0.21.

Consolidated Financial Position

As of December 31, 2025, Cash and cash equivalents totaled $592.8 million, increasing 9.7% from the $540.4 million reported as of September 30, 2025, and 34.8% from the $439.8 million reported as of December 31, 2024. Total liquidity, which includes cash and cash equivalents as well as other current financial assets, totaled $714.8 million, up from $661.0 million as of September 30, 2025, and $525.9 million as of December 31, 2024.

Total debt declined 5.4%, or $62.9 million, to $1,095.2 million as of December 31, 2025, compared with $1,158.1 million as of December 31, 2024, primarily reflecting debt repayments in Argentina, partially offset by increased borrowings in Italy and Brazil. A total of $795.6 million, or 72.6% of total debt is denominated in U.S. dollars, while $168.0 million, or 15.3% is denominated in Brazilian Reals, and $131.6 million, or 12.0%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 0.7x as of December 31, 2025, from 1.1x as of December 31, 2024. This reduction reflected lower net debt, driven by gross debt repayments and increased cash balances, as well as higher LTM Adjusted EBITDA. No material impairments to intangible assets were recorded over the past twelve months. As a result, the net debt to LTM Adjusted EBITDA ratio excluding intangible assets also stood at 0.7x. All CAAP subsidiaries remained in full compliance with their financial covenants as of December 31, 2025.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2025	As of Dec 31, 2024
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.5x	1.8x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	0.7x	1.1x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	0.7x	1.1x
Total Debt	1,095.2	1,158.1
Short-Term Debt	139.4	115.4
Long-Term Debt	955.9	1,042.7
Cash & Cash Equivalents	592.8	439.8
Total Net Debt[3]	502.5	718.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of December 31, 2025, was $727.8 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of December 31, 2025, was $728.1 million.

Total Debt by Segment (in US$ million)
	As of Dec 31, 2025	As of Dec 31, 2024
Argentina	533.5	622.7
Italy (1)	131.6	105.8
Brazil	168.0	157.7
Uruguay (2)	262.1	267.7
Armenia	-	-
Ecuador	-	4.2
Total	1,095.2	1,158.1

1 Of which approximately $114.5 million remain at Toscana Aeroporti level.

2 Of which approximately $241.3 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	221.6	191.7	681.9	350.1	1,445.3

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of December 31, 2025:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	92.3	78.5	286.1	85.4	542.4
	Interest	USD	36.3	32.0	54.8	3.4	126.4
Italy	Principal	EUR	17.0	4.3	112.5	-	133.8
	Interest	EUR	7.7	6.5	14.2	-	28.4
Brazil	Principal	R$	11.6	15.1	58.2	82.5	167.4
	Interest	R$	17.9	14.9	34.2	13.4	80.4
Uruguay	Principal	USD	21.1	23.9	82.6	142.0	269.7
	Interest	USD	17.6	16.4	39.2	23.4	96.7
Total			221.6	191.7	681.9	350.1	1,445.3

Cash & Cash Equivalent by Segment (in US$ million)
	As of Dec 31, 2025	As of Dec 31, 2024
Argentina	68.8	104.3
Italy	34.8	26.1
Brazil (1)	83.4	38.2
Uruguay	22.5	30.5
Armenia	36.8	36.3
Ecuador	8.6	15.4
Intermediate holding Companies	337.9	189.2
Total	592.8	439.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q25, CAAP made capital expenditures of $90.0 million, a 30.7% YoY increase from $68.9 million in 4Q24. Excluding IAS 29, capital expenditures amounted to $92.2 million in the quarter, with Argentina, Italy and Uruguay accounting for 55%, 17% and 12%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q25.

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	8.1	7.7	5.9%		8.1	7.7	5.9%
International Passengers (in millions) (1)	4.1	3.5	14.6%		4.1	3.5	14.6%
Transit Passengers (in millions) (1)	0.3	0.3	12.0%		0.3	0.3	12.0%
Total Passengers (in millions) (1)	12.5	11.5	8.7%		12.5	11.5	8.7%
Cargo Volume (in thousands of tons)	65.3	63.4	3.0%		65.3	63.4	3.0%
Total Aircraft Movements (in thousands)	126.4	121.5	4.0%		126.4	121.5	4.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	152.2	126.1	20.7%	1.7	150.5	127.2	18.3%
Non-aeronautical revenue	151.9	128.3	18.4%	-0.5	152.4	127.7	19.3%
Commercial revenue	105.6	92.9	13.7%	2.0	103.6	90.8	14.1%
Construction service revenue	46.3	35.3	31.0%	-2.5	48.8	37.0	32.0%
Total Revenue	304.1	254.3	19.6%	1.3	302.9	254.9	18.8%
Total Revenue Excluding IFRIC12(2)	257.8	219.0	17.7%	3.8	254.1	217.9	16.6%
Cost of Services	203.0	185.0	9.7%	27.9	175.1	160.0	9.5%
Selling, general and administrative expenses	32.5	27.1	19.8%	1.3	31.1	26.6	17.0%
Other expenses	1.8	1.1	70.7%	0.0	1.8	0.9	97.7%
Total Costs and Expenses	237.3	213.2	11.3%	29.2	208.0	187.5	11.0%
Total Costs and Expenses Excluding IFRIC12(3)	191.1	177.9	7.4%	31.7	159.3	150.6	5.8%
Adjusted Segment EBITDA	108.2	75.6	43.2%	2.2	106.0	75.3	40.8%
Adjusted Segment EBITDA Mg	35.6%	29.7%	586	-	35.0%	29.5%	546
Adjusted EBITDA Margin excluding IFRIC 12(4)	41.9%	34.5%	745	-	41.7%	34.5%	717
Capex	48.8	36.1	35.4%	-2.2	51.0	36.8	38.6%
1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	30.6	27.8	10.2%		30.6	27.8	10.2%
International Passengers (in millions) (1)	15.4	13.1	17.4%		15.4	13.1	17.4%
Transit Passengers (in millions) (1)	1.5	1.3	14.7%		1.5	1.3	14.7%
Total Passengers (in millions) (1)	47.4	42.1	12.6%		47.4	42.1	12.6%
Cargo Volume (in thousands of tons)	214.8	207.5	3.5%		214.8	207.5	3.5%
Total Aircraft Movements (in thousands)	481.7	449.7	7.1%		481.7	449.7	7.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	545.5	512.2	6.5%	-20.6	566.1	464.3	21.9%
Non-aeronautical revenue	524.0	531.8	-1.5%	-20.9	544.9	485.5	12.2%
Commercial revenue	400.6	376.2	6.5%	-11.5	412.1	338.6	21.7%
Construction service revenue	123.5	155.6	-20.7%	-9.3	132.8	146.9	-9.6%
Total Revenue	1,069.5	1,044.0	2.5%	-41.5	1,111.0	949.8	17.0%
Total Revenue Excluding IFRIC12(2)	946.0	888.3	6.5%	-32.2	978.2	802.9	21.8%
Cost of Services	713.8	735.2	-2.9%	86.3	627.5	589.8	6.4%
Selling, general and administrative expenses	114.5	100.5	13.9%	-0.2	114.7	91.4	25.6%
Other expenses	10.0	5.2	92.5%	0.1	9.9	4.4	126.9%
Total Costs and Expenses	838.3	841.0	-0.3%	86.2	752.1	685.6	9.7%
Total Costs and Expenses Excluding IFRIC12(3)	715.2	685.6	4.3%	95.5	619.6	538.9	15.0%
Adjusted Segment EBITDA	388.8	335.3	16.0%	-14.5	403.3	294.5	36.9%
Adjusted Segment EBITDA Mg	36.4%	32.1%	424	-	36.3%	31.0%	530
Adjusted EBITDA Margin excluding IFRIC 12(4)	41.1%	37.7%	336	-	41.2%	36.7%	455
Capex	123.7	155.7	-20.5%	-15.2	139.0	147.5	-5.8%
5)	See Note 1 in Table "Operating & Financial Highlights”.
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 8.7% YoY, reaching record levels for both the fourth quarter and full year. Growth was driven by double-digit expansion in international traffic and high single-digit growth in the domestic segment. Domestic traffic rose 5.9% YoY, with load factors exceeding 90% across most key routes. Performance was supported by new routes and additional frequencies, including seasonal services such as Córdoba–El Calafate, Córdoba–Ushuaia, and Córdoba–Iguazú. During the quarter, Aerolíneas Argentinas resumed service to Río Cuarto, while JetSMART increased frequencies on its Buenos Aires–Resistencia and Buenos Aires–San Juan routes. Flybondi also expanded frequencies on routes including Buenos Aires–San Juan, Buenos Aires–Mendoza, Buenos Aires–Salta, and Buenos Aires–Jujuy. International passenger traffic increased 14.6% YoY, reflecting continued capacity additions and route reactivations. Notable developments included LATAM’s resumption of service between Córdoba and São Paulo, as well as increased frequencies by Air Canada and Emirates to five and seven weekly flights, respectively. In addition, Delta resumed its New York route, China Eastern launched service between Buenos Aires and Shanghai, LATAM reinstated its Buenos Aires–Miami route, and ITA Airways increased frequencies during the summer season.

Revenues increased by 19.6% YoY to $304.1 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues rose by 16.6% YoY, driven by increases of 18.3% and 14.1% in Aeronautical and Commercial revenues, respectively. Construction Services revenue increased by 31.0% YoY, or 32.0% excluding IAS 29, reflecting higher capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 increased by 18.3% YoY, mainly driven by higher passenger use fees, supported by a 14.6% YoY growth in international passenger traffic and higher domestic passenger fees measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina were raised by 124%, from ARS 2,540 to ARS 5,685.

•	Commercial Revenues ex-IAS29 increased by 14.1% YoY, driven by higher cargo revenues, advertising, and parking facilities. Higher rental of space also contributed to commercial revenue growth.

Total Costs and Expenses increased by 11.3% YoY to $237.3 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses rose by 5.8% YoY, primarily driven by higher SG&A expenses and concession fees.

•	Cost of Services, ex-IAS 29 and Construction Service Costs, increased 2.7% year-over-year, primarily reflecting higher concession fees in line with revenue growth, increased depreciation and amortization, and other cost of sales items, partially offset by lower salaries and social security contributions, maintenance expenses, and services and fees.

•	SG&A expenses ex-IAS29 increased by 17.0% YoY, or $4.5 million, to $31.1 million, primarily reflecting higher taxes and increased bad debt expense, together with higher salaries and social security contributions and advertising expenses.

Adjusted Segment EBITDA increased by 43.2% YoY to $108.2 million on an ‘as reported’ basis. Excluding the impact of IAS 29, Adjusted Segment EBITDA rose by 40.8% YoY to $106.0 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 41.7%, compared with 34.5% in 4Q24. The 7.2 percentage-point margin expansion reflects sustained revenue growth on strong traffic trends, together with disciplined cost control aimed at mitigating ARS-denominated operating costs pressures.

During 4Q25, CAAP made Capital Expenditures ex-IAS29 of $51.0 million, compared to $36.8 million in 4Q24. Key investments included the construction of the new international terminal in San Juan, the semi-covered roadway area at Aeroparque Jorge Newbery, the reverse osmosis plant at Ezeiza Airport, the expansion of the security screening and check-in area at Aeroparque Jorge Newbery, the comprehensive renovation of the passenger terminal at Tucumán Airport, the remodeling and expansion of the terminal building at Formosa Airport, and the completion of the international area at Iguazú Airport, among others.

Italy

	4Q25	4Q24	% Var.	2025	2024	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	-2.6%	2.0	1.9	7.3%
International Passengers (in millions)	1.7	1.5	11.3%	7.8	7.2	8.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	2.2	2.0	8.1%	9.8	9.0	8.4%
Cargo Volume (in thousands of tons)	3.2	3.6	-12.4%	12.6	13.0	-3.7%
Total Aircraft Movements (in thousands)	19.7	18.2	8.2%	88.7	82.2	7.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.7	16.2	15.2%	77.4	70.8	9.4%
Non-aeronautical revenue	29.6	22.5	31.9%	93.0	68.0	36.7%
Commercial revenue	12.8	11.3	13.8%	54.4	47.2	15.2%
Construction service revenue	14.4	9.9	45.6%	30.2	16.4	83.9%
Other revenue	2.4	1.3	85.9%	8.5	4.4	92.4%
Total Revenue	48.3	38.7	24.9%	170.4	138.8	22.8%
Total Revenue Excluding IFRIC12(1)	34.0	28.8	17.8%	140.3	122.4	14.6%
Cost of Services	37.8	27.6	36.8%	119.0	93.3	27.5%
Selling, general and administrative expenses	4.1	3.5	17.8%	13.8	12.8	7.6%
Other Expenses	0.2	0.0	-	0.3	0.0	-
Total Costs and Expenses	42.0	31.1	35.2%	133.1	106.1	25.4%
Total Costs and Expenses Excluding IFRIC12(2)	31.6	25.6	23.6%	114.5	95.7	19.7%
Adjusted Segment EBITDA	9.6	10.7	-10.0%	49.3	44.3	11.4%
Adjusted Segment EBITDA Mg	19.9%	27.6%	-770	28.9%	31.9%	-296
Adjusted EBITDA Margin excluding IFRIC 12(3)	16.6%	21.8%	-524	26.9%	31.3%	-440
Capex	15.3	11.2	36.8%	34.1	19.2	78.0%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 8.1% YoY, reaching record levels for both the fourth quarter and full year. Growth was primarily driven by strong performance in the international segment, which accounted for nearly 80% of total traffic and increased 11.3% YoY. International growth was supported by increases of 13.5% at Florence Airport and 9.5% at Pisa Airport. Domestic traffic declined 2.6% YoY, reflecting lower aircraft movements during the quarter, partly attributable to Airbus A320 technical issues that resulted in flight cancellations across certain airlines.

Revenues increased by 24.9% YoY to $48.3 million in 4Q25, fueled by aeronautical and commercial revenue growth on higher passenger volumes, as well as increased Construction Service revenues tied to higher Capex. Commercial revenues grew 13.8% YoY, reflecting higher demand for passenger-related services such as VIP lounges, Parking facilities, and F&B services, in line with strong year-over-year traffic growth.

•	Aeronautical Revenues increased 15.2% YoY, above traffic growth of 8.1%.

•	Commercial Revenues rose 13.8% YoY, or $1.6 million, mainly driven by the strong performance in passenger-related revenues, which expanded significantly above the 8.1% traffic growth, as well as higher advertising revenues.

Total Costs and Expenses increased 35.2% YoY, or $10.9 million, to $42.0 million. Excluding construction services, total costs and expenses rose 23.6% year-over-year to $31.1 million, mainly driven by higher cost of services.

•	Cost of Services excluding Construction service increased 23.8% YoY, or $5.3 million, primarily driven by higher Salaries and social security contributions, Maintenance expenses, Services and fees, and Concession fees reflecting higher operational activity.

•	SG&A expenses increased 17.8% YoY, or $0.6 million, to $4.1 million.

Adjusted Segment EBITDA decreased 10.0% YoY to $9.6 million from $10.7 million in 4Q24, with Adjusted EBITDA margin ex-IFRIC 12 contracting 5.2 percentage points to 16.6%, mainly due to higher Salaries, Maintenance expenses and Services and Fees. Excluding IFRIC12 and other construction service-related costs, Adjusted EBITDA increased by 4% YoY.

During 4Q25, CAAP made Capital Expenditures of $15.3 million, compared to $11.2 million in 4Q24.

Brazil

	4Q25	4Q24	% Var.	2025	2024	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.6	2.3	11.2%	9.6	9.0	5.8%
International Passengers (in millions)	0.2	0.2	16.2%	0.9	0.7	20.0%
Transit Passengers (in millions)	1.7	1.5	12.9%	6.3	5.8	8.9%
Total Passengers (in millions) (1)	4.5	4.0	12.1%	16.7	15.5	7.6%
Cargo Volume (in thousands of tons)	15.9	18.3	-13.2%	62.3	65.6	-5.0%
Total Aircraft Movements (in thousands)	39.1	35.8	9.0%	150.8	143.2	5.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	13.1	10.1	29.8%	44.9	40.8	10.1%
Non-aeronautical revenue	20.7	18.1	14.8%	73.6	70.3	4.7%
Commercial revenue	20.7	17.2	19.8%	72.8	68.8	5.8%
Construction service revenue	0.1	0.8	-93.1%	0.8	1.5	-48.2%
Total Revenue	33.8	28.2	20.2%	118.5	111.1	6.7%
Total Revenue Excluding IFRIC12[2]	33.8	27.4	23.5%	117.8	109.6	7.4%
Cost of Services	20.3	17.2	18.6%	71.9	71.8	0.2%
Selling, general and administrative expenses	1.5	3.2	-51.8%	10.3	10.7	-3.1%
Other expenses	0.0	0.0	-	0.0	0.4	-94.2%
Total Costs and Expenses	21.9	20.4	7.5%	82.3	82.9	-0.8%
Total Costs and Expenses Excluding IFRIC12[3]	21.8	19.6	11.6%	81.5	81.4	0.1%
Adjusted Segment EBITDA	15.1	27.6	-45.2%	51.0	61.5	-17.1%
Adjusted Segment EBITDA Mg	44.7%	98.0%	-5333	43.0%	55.4%	-1234
Adjusted EBITDA Margin excluding IFRIC12[4]	44.8%	100.9%	-5614	43.3%	56.1%	-1281
Capex	1.2	1.0	17.0%	2.8	2.6	8.5%
1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 12.1% YoY, reflecting improved operating conditions following prior constraints in the country’s aviation sector. Domestic traffic, which represented nearly 60% of total traffic, grew 11.2% YoY, while transit passengers increased 12.9% YoY. International traffic, accounting for approximately 5% of the mix, rose a solid 16.2% YoY, contributing positively to overall performance. During the quarter, GOL operated additional seasonal frequencies on its Brasília–Miami and Brasília–Orlando routes, among other developments.

Revenues increased by 20.2% YoY, or $5.7 million, to $33.8 million, driven by growth of 29.8% in aeronautical revenues and 19.8% in commercial revenues, supported by a 12.1% YoY increase in passenger traffic. Revenues in US dollars also benefited from a 7.6% average YoY appreciation of the Brazilian real.

•	Aeronautical Revenues increased by 29.8% YoY, or $3.0 million, primarily driven by higher passenger use fees from increased international traffic, which carries a higher tariff.

•	Commercial Revenues rose 19.8% YoY, or $3.4 million, mainly reflecting stronger performance in VIP lounges, Rental of space, F&B, and other passenger-related revenues.

Total Costs and Expenses increased by 7.5% YoY, or $1.5 million, to $21.9 million, mainly due to higher cost of services, partially offset by lower SG&A expenses.

•	Cost of Services rose by 18.6% YoY, or $3.2 million, primarily resulting from higher Services end fees, Concession fees, and Salaries and social security contributions.

•	SG&A expenses decreased by 51.8% YoY, or $1.7 million, reaching $1.5 million in 4Q25, driven largely by a positive YoY variation in Services and fees.

Adjusted Segment EBITDA decreased 45.2% YoY, or $12.5 million, to $15.1 million. The Adjusted EBITDA margin ex-IFRIC 12 contracted to 44.8%, from 100.9% in the prior-year quarter. Notably, 4Q24 Adjusted EBITDA benefited from a R$110 million government compensation under the concession’s economic re-equilibrium mechanism to offset the impact of COVID-19. Excluding this positive impact in 4Q24, Adjusted Segment EBITDA would have increased 43.9% YoY, and the Adjusted EBITDA margin ex-IFRIC 12 would have expanded 6.4 percentage points to 44.8%, from 38.4% in the prior-year quarter.

During 4Q25, CAAP made capital expenditures of $1.2 million, compared to $1.0 million in 4Q24.

Uruguay

	4Q25	4Q24	% Var.	2025	2024	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.5	5.5%	2.3	2.2	2.9%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.6	0.6	5.1%	2.3	2.2	2.5%
Cargo Volume (in thousands of tons)	9.9	9.3	6.8%	35.5	32.3	10.0%
Total Aircraft Movements (in thousands)	9.7	9.0	8.2%	34.0	32.5	4.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.4	18.0	7.6%	84.4	81.0	4.2%
Non-aeronautical revenue	28.2	27.2	3.8%	107.8	104.7	3.0%
Commercial revenue	19.0	16.0	18.7%	75.2	66.7	12.7%
Construction service revenue	9.2	11.2	-17.6%	32.5	37.9	-14.2%
Total Revenue	47.6	45.2	5.3%	192.2	185.7	3.5%
Total Revenue Excluding IFRIC12(1)	38.4	34.0	12.8%	159.7	147.8	8.1%
Cost of Services	27.9	26.5	5.3%	107.7	106.9	0.8%
Selling, general and administrative expenses	6.3	5.3	18.9%	25.1	21.2	18.9%
Other expenses	0.7	-0.1	-1313.8%	1.1	0.3	310.7%
Total Costs and Expenses	34.9	31.8	10.0%	134.0	128.3	4.4%
Total Costs and Expenses Excluding IFRIC12(2)	25.7	20.6	25.0%	101.4	90.4	12.2%
Adjusted Segment EBITDA	14.5	14.8	-2.2%	66.2	64.0	3.5%
Adjusted Segment EBITDA Mg	30.5%	32.8%	-231	34.4%	34.5%	-2
Adjusted EBITDA Margin excluding IFRIC 12 (3)	37.8%	43.5%	-577	41.4%	43.3%	-184
Capex	11.1	12.4	-11.0%	38.8	36.5	6.4%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is primarily international, total passenger traffic increased 5.1% YoY, reaching record levels for both the fourth quarter and the full year. Results also reflect a recovery from the third quarter decline when operations were temporarily impacted by a six-day planned runway closure to complete the installation of a new Precision Instrument Landing System (ILS CAT IIIb). During the quarter, several airlines expanded seasonal operations. GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services. Aerolíneas Argentinas increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service. On the domestic front, Paranair began operating the Montevideo–Rivera route.

Revenues increased by 5.3% YoY to $47.6 million on a reported basis, in line with passenger traffic growth. Excluding Construction Service revenues, revenues increased 12.8% to $38.4 million, primarily driven by higher commercial activity and increased aeronautical revenues tied to passenger YoY growth.

•	Aeronautical Revenues increased 7.6% YoY, or $1.4 million, to $19.4 million, aligned with the increase in passenger traffic.

•	Commercial Revenues increased by 18.7% YoY, or $3.0 million, to $19.0 million, primarily driven by higher cargo revenues, which benefited from tariff increases. Passenger-related revenues, particularly from VIP lounges, duty-free and parking facilities, also contributed to commercial revenue growth, surpassing the overall increase in traffic.

Total Costs and Expenses increased 10.0% YoY to $34.9 million. Excluding Construction Services, Total Cost and Expenses rose by 25.0% YoY to $25.7 million, reflecting higher Cost of services and SG&A expenses.

•	Cost of Services increased by 5.3% YoY to $27.9 million. Excluding Construction Service cost, Cost of Services grew by 22.1% to $18.7 million, mainly driven by higher Salaries and social security contributions, Maintenance expenses and Concession fees.

•	SG&A expenses increased 18.9% YoY, to $6.3 million, principally due to higher Maintenance expenses, Office expenses and Services and fees.

Adjusted Segment EBITDA decreased by 2.2% YoY to $14.5 million, while the Adjusted EBITDA margin, excluding IFRIC 12, contracted by 5.7 percentage points to 37.8%. The margin contraction primarily reflected higher salaries and maintenance expenses, as well as additional pressure from the 6.1% YoY average appreciation of the Uruguayan peso on the local currency-denominated cost base.

During 4Q25, CAAP made Capital Expenditures of $11.1 million in Uruguay, down from $12.4 million in 4Q24.

Armenia

	4Q25	4Q24	% Var.	2025	2024	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	1.2	12.8%	5.6	5.3	5.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.4	1.2	13.8%	5.8	5.4	7.5%
Cargo Volume (in thousands of tons)	13.7	14.2	-3.4%	42.8	42.2	1.2%
Total Aircraft Movements (in thousands)	10.5	9.8	7.1%	42.9	39.9	7.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	24.9	21.4	16.5%	101.2	90.5	11.7%
Non-aeronautical revenue	55.7	46.2	20.5%	195.2	162.3	20.3%
Commercial revenue	47.4	38.6	23.0%	178.8	150.5	18.9%
Construction service revenue	8.2	7.6	8.0%	16.4	11.8	38.2%
Total Revenue	80.5	67.5	19.3%	296.3	252.8	17.2%
Total Revenue Excluding IFRIC12(1)	72.3	59.9	20.7%	280.0	241.0	16.2%
Cost of Services	52.1	43.3	20.2%	179.4	154.7	16.0%
Selling, general and administrative expenses	5.4	4.3	27.0%	19.7	16.2	21.9%
Other expenses	0.2	0.2	1.2%	1.6	1.0	60.1%
Total Costs and Expenses	57.8	47.9	20.7%	200.7	171.8	16.8%
Total Costs and Expenses Excluding IFRIC12(2)	49.8	40.5	23.0%	184.8	160.3	15.2%
Adjusted Segment EBITDA	29.2	25.3	15.2%	119.1	102.7	16.0%
Adjusted Segment EBITDA Mg	36.2%	37.5%	-126	40.2%	40.6%	-42
Adjusted EBITDA Margin excluding IFRIC 12 (3)	40.0%	41.9%	-186	42.4%	42.5%	-10
Capex	9.5	6.3	50.2%	22.0	17.5	0.3

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia increased 13.8% YoY, reaching record levels for both the fourth quarter and the full year, driven by sustained strength in international demand and expanded connectivity. During the quarter, Wizz Air established a new base at Zvartnots Airport, deploying two aircraft and launching eight new direct routes to European destinations beginning in October, further enhancing the airport’s network and growth profile.

Revenues increased by 19.3% YoY to $80.5 million on an ‘as reported’ basis, or by 20.7% when excluding Construction Service revenues, driven by growth in both Aeronautical and Commercial revenues, underpinned by higher traffic volumes. Results also benefited from the 7.5% YoY average appreciation of the euro.

•	Aeronautical Revenues increased by 16.5% YoY, or $3.5 million, to $24.9 million, in line with traffic growth.

•	Commercial Revenues increased by 23.0% YoY, or $8.9 million, to $47.4 million, largely driven by higher Fuel revenues, which are directly linked to the Cost of Fuel, as well as growth in VIP lounges, Duty free sales and other passenger-related revenues.

Total Costs and Expenses increased by 20.7% YoY to $57.8 million. Excluding IFRIC 12, Total Costs and Expenses increased by 23.0% YoY, largely driven by higher Cost of Services.

•	Cost of Services increased by 20.2% YoY to $52.1 million. Excluding IFRIC 12, Cost of Services increased by 22.7%, mainly driven by higher fuel costs, in line with the increase in fuel-related revenues.

•	SG&A increased 27.0% YoY, or $1.2 million, to $5.4 million in 4Q25, primarily reflecting higher Services and fees, Taxes and Maintenance expenses.

Adjusted Segment EBITDA increased by 15.2% YoY to $29.2 million in 4Q25, supported by volume-driven operating leverage and record passenger traffic levels. The Adjusted EBITDA margin, excluding IFRIC 12, contracted 1.9 percentage points to 40.0%, primarily reflecting higher salaries and maintenance expenses, as well as a greater contribution from the fuel business. While the fuel segment continued to grow in line with increased activity levels, it carries structurally lower margins than the core airport operations, resulting in a dilution effect on the overall margin.

During 4Q25, CAAP made Capital Expenditures of $9.5 million in Armenia, compared to $6.3 million in 4Q24.

Ecuador

	4Q25	4Q24	% Var.	2025	2024	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	2.4%	2.4	2.3	1.1%
International Passengers (in millions)	0.6	0.6	0.7%	2.3	2.3	0.4%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	1.1%	4.7	4.7	0.4%
Cargo Volume (in thousands of tons)	9.2	9.6	-3.6%	35.8	37.3	-4.1%
Total Aircraft Movements (in thousands)	20.1	19.2	4.4%	78.4	76.1	3.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.1	19.8	1.8%	81.3	81.4	-0.2%
Non-aeronautical revenue	10.7	7.8	37.6%	33.1	28.8	15.0%
Commercial revenue	8.2	7.8	5.8%	30.7	28.7	6.7%
Construction service revenue	2.5	0.0	-	2.5	0.1	n.m
Total Revenue	30.8	27.5	11.9%	114.4	110.3	3.8%
Total Revenue Excluding IFRIC12(1)	28.3	27.5	2.9%	112.0	110.2	1.6%
Cost of Services	19.6	15.8	23.8%	68.9	63.9	7.9%
Selling, general and administrative expenses	4.1	3.4	20.9%	16.2	16.4	-1.1%
Other expenses	0.0	0.0	-55.6%	0.0	0.0	33.3%
Total Costs and Expenses	23.6	19.2	23.2%	85.2	80.3	6.0%
Total Costs and Expenses Excluding IFRIC12(2)	21.2	19.2	10.3%	82.7	80.2	3.1%
Adjusted Segment EBITDA	8.2	9.3	-11.8%	33.3	33.7	-1.2%
Adjusted Segment EBITDA Mg	26.6%	33.7%	-713	29.1%	30.6%	-148
Adjusted EBITDA Margin excluding IFRIC 12(3)	28.9%	33.7%	-481	29.8%	30.6%	-86
Capex	4.1	1.8	124%	5.2	4.2	25%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, passenger traffic increased 1.1% YoY despite ongoing public security concerns and rebounded from the prior quarter’s decline, which was driven by runway repaving works that required a two-day suspension of operations. International traffic rose modestly by 0.7% YoY, while domestic traffic increased 2.4% YoY. However, demand remained somewhat constrained by elevated airfares.

Revenues increased by 11.9% YoY to $30.8 million in 4Q25 on an ‘As reported’ basis, mainly driven by higher Commercial revenues.

•	Aeronautical Revenues increased 1.8% YoY, or $0.4 million, to $20.1 million, in line with traffic YoY growth.

•	Commercial Revenues increased 5.8% YoY, or $0.5 million, to $8.2 million, reflecting higher Duty Free sales, combined with an increase in Other commercial revenues.

Total Costs and Expenses increased by 23.2% YoY to $23.6 million, primarily driven by higher cost of services.

•	Cost of Services rose by 23.8% YoY to $19.6 million, primarily reflecting higher maintenance expenses, salaries and concession fees. Maintenance expenses were elevated due to the timing of maintenance deployment, with a significant portion of full-year activities concentrated in the fourth quarter.

•	SG&A increased 20.9% YoY, to $4.1 million.

Adjusted Segment EBITDA decreased 11.8% YoY to $8.2 million, with the Adjusted EBITDA Margin ex- IFRIC 12 contracting 4.8 percentage points to 28.9%, mainly reflecting the concentration of maintenance expenses in the fourth quarter due to the timing of maintenance deployment.

During 4Q25, CAAP made Capital Expenditures of $4.1 million in Ecuador, compared to $1.8 million in 4Q24.

Key Quarter Highlights and Subsequent Events

CAAP | Award Agreement to operate Luanda International Airport

In December, 2025, the Company announced that it received formal notification from the Ministry of Transport of the Republic of Angola, of the award decision in the tender process for the operation, management and maintenance of Dr. António Agostinho Neto International Airport (AIAAN), in favor of the consortium formed by Corporación América Airports S.A., Mota-Engil Engenharia e Construção África S.A., and Bestfly Lda.. The decision follows a competitive process conducted in full compliance with applicable legal and technical standards in Angola and remains subject to the execution of a definitive concession agreement and the satisfaction of customary conditions precedent.

CAAP | Receipt of Payment of ICSID Arbitration Award by the Government of Peru

On January 20, the Company announced that Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”), in which CAAP holds an indirect 50% equity interest, has received payment of US$91,205,056 from the Republic of Peru, pursuant to the final award issued by the International Centre for Settlement of Investment Disputes (“ICSID”, also known as “CIADI” in Spanish). The payment relates to the final award issued by the ICSID Arbitral Tribunal in May 2024, arising from the termination by the Government of Peru of the concession agreement for the new Chinchero International Airport that, pursuant to the final decision of the ICSID Arbitral Tribunal, such termination was arbitrary, unjustified and without a well-founded reason of public interest. The receipt of the payment, after any associated taxes, costs, or expenses, was reflected in the Company’s financial statements in accordance with applicable accounting standards, considering CAAP’s indirect 50% equity interest in Kuntur Wasi.

Armenia | Amendment of the Armenia International Airports Concession Agreement | 35-Year Term Extension

On January 23, the Company announced that its subsidiary Armenia International Airports CJSC (“AIA”), the operator of Zvartnots and Gyumri Shirak International Airports in Yerevan, Armenia, entered into an amendment agreement with the Government of the Republic of Armenia (“GOA”) to amend certain terms of the existing concession agreement originally signed on December 17, 2001. Key amendments include: (i) a 35-year term extension through December 31, 2067; (ii) a $425 million capital investment program to be executed by 2033; (iii) a transition to an inflation-based tariff regime; and (iv) annual tariff adjustments commencing in April 2027. The amended agreement also provides for the possibility of discussing potential future term extensions, subject to mutual agreement. For additional information, please refer to the Company’s press release dated January 23, 2026.

Ecuador | Amendment of the Seymour Airport Concession Agreement in Galápagos | 6-Year Term Extension

On January 27, the Company announced that its subsidiary Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”), executed an addendum to the concession agreement for Seymour Airport, located on Baltra Island, Galápagos, Ecuador. The addendum provides for the rebalancing of the economic and financial equilibrium of the concession agreement, which had been adversely affected by the COVID-19 pandemic. The addendum follows a technical, financial, and legal review process carried out with the granting authority and relevant government bodies, and includes adjustments to certain airport charges, a 6-year extension of the concession term, and the rescheduling of investment commitments, among other measures. For additional information, please refer to the Company’s press release dated January 27, 2026

For further information on subsequent events, please refer to Note 33 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q25, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

4Q25 EARNINGS CONFERENCE CALL

When:	09:00 a.m. Eastern Time, March 17, 2026
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 11551
Webcast:	CAAP 4Q25 Earnings Conference Call
Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 11551 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q25	4Q24	% Var.	2025	2024	% Var.
Argentina
Domestic Passengers (in millions)	8.1	7.7	5.9%	30.6	27.8	10.2%
International Passengers (in millions)	4.1	3.5	14.6%	15.4	13.1	17.4%
Transit passengers (in millions)	0.3	0.3	12.0%	1.5	1.3	14.7%
Total passengers (in millions)	12.5	11.5	8.7%	47.4	42.1	12.6%
Cargo volume (in thousands of tons)	65.3	63.4	3.0%	214.8	207.5	3.5%
Aircraft movements (in thousands)	126.4	121.5	4.0%	481.7	449.7	7.1%
Italy
Domestic Passengers (in millions)	0.5	0.5	-2.6%	2.0	1.9	7.3%
International Passengers (in millions)	1.7	1.5	11.3%	7.8	7.2	8.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.2	2.0	8.1%	9.8	9.0	8.4%
Cargo volume (in thousands of tons)	3.2	3.6	-12.4%	12.6	13.0	-3.7%
Aircraft movements (in thousands)	19.7	18.2	8.2%	88.7	82.2	7.9%
Brazil
Domestic Passengers (in millions)	2.6	2.3	11.2%	9.6	9.0	5.8%
International Passengers (in millions)	0.2	0.2	16.2%	0.9	0.7	20.0%
Transit passengers (in millions)	1.7	1.5	12.9%	6.3	5.8	8.9%
Total passengers (in millions)	4.5	4.0	12.1%	16.7	15.5	7.6%
Cargo volume (in thousands of tons)	15.9	18.3	-13.2%	62.3	65.6	-5.0%
Aircraft movements (in thousands)	39.1	35.8	9.0%	150.8	143.2	5.3%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.5	5.5%	2.3	2.2	2.9%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.6	0.6	5.1%	2.3	2.2	2.5%
Cargo volume (in thousands of tons)	9.9	9.3	6.8%	35.5	32.3	10.0%
Aircraft movements (in thousands)	9.7	9.0	8.2%	34.0	32.5	4.5%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	2.4%	2.4	2.3	1.1%
International Passengers (in millions)	0.6	0.6	0.7%	2.3	2.3	0.4%
Transit passengers (in millions)	0.0	0.0	-27.0%	0.1	0.1	-18.4%
Total passengers (in millions)	1.2	1.2	1.1%	4.7	4.7	0.4%
Cargo volume (in thousands of tons)	9.2	9.6	-3.6%	35.8	37.3	-4.1%
Aircraft movements (in thousands)	20.1	19.2	4.4%	78.4	76.1	3.0%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	1.2	12.8%	5.6	5.3	5.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.4	1.2	13.8%	5.8	5.4	7.5%
Cargo volume (in thousands of tons)	13.7	14.2	-3.4%	42.8	42.2	1.2%
Aircraft movements (in thousands)	10.5	9.8	7.1%	42.9	39.9	7.5%
1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q25	4Q24	4Q25	4Q24	3Q25	3Q24	3Q25	3Q24
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,436.5	1,000.3	1,455.0	1,032.0	1,331.2	942.0	1,380.0	970.5
Euro	1.2	1.1	1.2	1.0	1.2	1.1	1.2	1.1
Brazilian Real	5.4	5.8	5.5	6.2	5.4	5.5	5.3	5.4
Uruguayan Peso	39.7	42.3	39.1	44.0	40.3	39.5	40.0	41.1

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	248.4	211.6	17.4%	1.7	246.7	212.7	16.0%
Passenger use fees	214.0	179.9	18.9%	1.5	212.4	180.9	17.4%
Aircraft fees	35.8	31.3	14.4%	0.2	35.6	31.4	13.3%
Other	-1.3	0.4	-444.6%	-	-1.3	0.4	-444.6%

Commercial Revenue Breakdown (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Commercial revenue	213.9	183.9	16.3%	2.0	211.9	181.7	16.6%
Warehouse use fees	60.5	49.4	22.4%	0.8	59.7	49.7	20.1%
Duty free shops	21.5	20.1	7.1%	0.2	21.3	20.1	6.1%
Rental of space (including hangars)	12.3	10.4	18.9%	0.1	12.2	10.4	18.1%
Parking facilities	15.1	13.0	15.9%	0.1	14.9	13.1	14.4%
Fuel	37.7	29.9	26.2%	0.0	37.7	29.9	26.1%
Food and beverage services	8.8	8.8	0.1%	0.1	8.7	8.7	-0.4%
Advertising	7.9	6.3	25.2%	0.4	7.5	5.9	28.0%
Services and retail stores	4.0	5.0	-21.1%	0.0	4.0	5.0	-21.3%
Catering	3.1	3.4	-9.0%	0.0	3.1	3.4	-10.6%
VIP lounges	20.9	17.9	17.0%	0.3	20.6	17.7	16.6%
Walkway services	2.1	1.9	8.3%	0.0	2.0	1.9	7.0%
Other	19.9	17.7	12.4%	-0.1	20.0	15.9	26.1%

Revenues by Segment (in US$ million)

Country	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Argentina	1,069.5	1,043.9	2.5%	-41.5	1,111.0	949.8	17.0%
Italy	170.4	138.8	22.8%	-	170.4	138.8	22.8%
Brazil	118.5	111.1	6.7%	-	118.5	111.1	6.7%
Uruguay	192.2	185.7	3.5%	-	192.2	185.7	3.5%
Armenia	296.3	252.8	17.2%	-	296.3	252.8	17.2%
Ecuador (1)	114.4	110.3	3.8%	-	114.4	110.3	3.8%
Unallocated	0.7	0.7	1.4%	-	0.7	0.7	1.4%
Total consolidated revenue	1,962.1	1,843.3	6.4%	-41.5	2,003.6	1,749.2	14.5%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	934.7	876.7	6.6%	-20.6	955.3	828.9	15.3%
Non-aeronautical Revenue	1,027.4	966.5	6.3%	-20.9	1,048.3	920.3	13.9%
Commercial revenue	813.1	738.7	10.1%	-11.5	824.7	701.2	17.6%
Construction service revenue (1)	205.8	223.4	-7.9%	-9.3	215.1	214.7	0.2%
Other revenue	8.5	4.5	90.0%	-	8.5	4.5	90.0%
Total Consolidated Revenue	1,962.1	1,843.3	6.4%	-41.5	2,003.6	1,749.2	14.5%
Total Revenue excluding Construction Service revenue (2)	1,756.4	1,619.9	8.4%	-32.2	1,788.5	1,534.6	16.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	934.7	876.7	6.6%	-20.6	955.3	828.9	15.3%
Passenger use fees	804.8	747.2	7.7%	-18.6	823.4	704.8	16.8%
Aircraft fees	134.7	130.3	3.4%	-2.0	136.7	124.8	9.5%
Other	-4.8	-0.8	531.2%	-	-4.8	-0.8	531.2%

Commercial Revenue Breakdown (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Commercial revenue	813.1	738.7	10.1%	-11.5	824.7	701.2	17.6%
Warehouse use fees	220.5	206.3	6.8%	-6.4	226.9	190.5	19.1%
Duty free shops	85.7	82.8	3.4%	-1.8	87.5	79.1	10.6%
Rental of space (including hangars)	45.4	43.3	4.8%	-0.5	45.9	41.3	11.1%
Parking facilities	60.5	47.8	26.5%	-1.5	62.0	46.1	34.5%
Fuel	140.1	120.2	16.6%	-0.3	140.4	119.4	17.6%
Food and beverage services	34.3	32.2	6.5%	-0.2	34.5	30.9	11.6%
Advertising	30.3	28.3	7.1%	0.8	29.4	25.0	17.6%
Services and retail stores	17.7	17.7	-0.1%	-0.2	17.9	17.3	3.0%
Catering	13.0	13.3	-2.3%	-0.5	13.5	12.4	9.1%
VIP lounges	77.8	66.0	18.0%	0.0	77.8	63.3	22.9%
Walkway services	8.7	8.1	7.2%	-0.2	8.9	7.6	16.8%
Other	79.0	72.5	9.0%	-0.8	79.9	68.1	17.3%

Total Expenses Breakdown (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Cost of services	363.7	318.2	14.3%	27.9	335.9	293.2	14.5%
SG&A	59.9	56.8	5.6%	1.3	58.6	56.3	4.1%
Financial loss	45.0	47.0	-4.3%	-32.8	77.8	87.1	-10.6%
Inflation adjustment	5.2	0.1	10212.4%	4.5	0.7	0.3	173.4%
Other expenses	2.9	1.3	133.8%	0.0	2.9	1.1	165.4%
Income tax expense	15.4	34.1	-54.7%	11.4	4.0	14.0	-71.3%
Total expenses	492.3	457.4	7.6%	12.4	479.9	451.9	6.2%

Cost of Services (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	363.7	318.2	14.3%	27.9	335.9	293.2	14.5%
Salaries and social security contributions	65.4	62.7	4.3%	0.5	64.9	63.1	2.9%
Concession fees	58.6	51.2	14.4%	0.5	58.1	51.5	12.9%
Construction service cost	76.3	60.2	26.9%	-2.5	78.8	61.8	27.6%
Maintenance expenses	49.5	49.4	0.2%	0.1	49.4	47.9	3.2%
Amortization and depreciation	50.9	45.2	12.7%	29.2	21.7	19.0	14.1%
Services and fees	17.3	15.4	12.4%	0.0	17.3	15.6	10.4%
Cost of fuel	30.8	24.4	26.3%	-	30.8	24.4	26.3%
Taxes	1.2	1.0	23.7%	0.0	1.2	1.1	15.6%
Office expenses	3.4	3.8	-10.2%	0.0	3.4	3.9	-12.6%
Others	10.3	5.0	107.9%	0.1	10.2	5.0	104.3%

Selling, General and Administrative Expenses (in US$ million)

	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
SG&A	59.9	56.8	5.6%	1.3	58.6	56.3	4.1%
Taxes	17.6	20.2	-12.8%	0.2	17.4	20.3	-13.9%
Salaries and social security contributions	13.7	12.4	10.3%	0.1	13.6	12.4	10.2%
Services and fees	12.7	12.1	5.3%	0.0	12.7	12.0	6.3%
Office expenses	3.1	2.6	19.7%	0.1	3.0	2.6	19.4%
Amortization and depreciation	2.9	2.0	45.7%	0.9	2.0	1.6	25.3%
Maintenance expenses	2.1	0.4	418.3%	0.0	2.1	0.5	353.1%
Advertising	3.3	2.2	49.9%	0.0	3.2	2.3	42.9%
Insurances	0.7	0.7	-4.8%	0.0	0.7	0.7	-1.2%
Bad debts recovery	-1.3	-1.3	-5.9%	-0.0	-1.2	-1.0	23.4%
Bad debts	3.2	2.4	33.7%	0.0	3.2	2.1	52.5%
Others	1.8	3.0	-41.4%	0.0	1.8	3.0	-41.4%

Expenses by Segment (in US$ million)

Country	4Q25 as reported	4Q24 as reported	% Var as reported	IAS 29	4Q25 ex IAS 29	4Q24 ex IAS 29	% Var ex IAS 29
Argentina	237.3	213.2	11.3%	29.2	208.0	187.5	11.0%
Italy	42.0	31.1	35.2%	-	42.0	31.1	35.2%
Brazil	21.9	20.4	7.5%	-	21.9	20.4	7.5%
Uruguay	34.9	31.8	10.0%	-	34.9	31.8	10.0%
Armenia	57.8	47.9	20.7%	-	57.8	47.9	20.7%
Ecuador	23.6	19.2	23.2%	-	23.6	19.2	23.2%
Unallocated	9.0	12.7	-29.2%	-	9.0	12.7	-29.2%
Total consolidated expenses (1) (2)	426.6	376.2	13.4%	29.2	397.3	350.6	13.3%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Cost of Services	1,272.4	1,237.3	2.8%	86.3	1,186.0	1,092.0	8.6%
Salaries and social security contributions	245.3	251.8	-2.6%	-5.8	251.1	239.4	4.9%
Concession fees	220.6	210.6	4.8%	-5.2	225.9	198.8	13.6%
Construction service cost	193.5	216.8	-10.8%	-9.3	202.8	208.1	-2.6%
Maintenance expenses	181.0	175.3	3.2%	-4.6	185.5	165.2	12.3%
Amortization and depreciation	197.4	175.1	12.7%	113.3	84.1	76.2	10.4%
Other	234.5	207.7	12.9%	-2.0	236.5	204.2	15.9%
Cost of Services Excluding Construction Service cost	1,078.9	1,020.5	5.7%	95.7	983.2	883.8	11.2%
Selling, general and administrative expenses	220.2	198.1	11.1%	-0.2	220.4	188.9	16.6%
Other expenses	13.1	7.0	87.9%	0.1	13.0	6.1	113.0%
Total Costs and Expenses	1,505.6	1,442.4	4.4%	86.2	1,419.4	1,287.0	10.3%
Total Costs and Expenses Excluding Construction Service cost	1,312.1	1,225.6	7.1%	95.5	1,216.6	1,078.9	12.8%

Total Expenses Breakdown (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Cost of services	1,272.4	1,237.3	2.8%	86.3	1,186.0	1,092.0	8.6%
SG&A	220.2	198.1	11.1%	-0.2	220.4	188.9	16.6%
Financial loss	244.0	-110.3	-321.2%	-142.6	386.6	362.0	6.8%
Inflation adjustment	11.1	21.3	-47.9%	9.4	1.7	-4.0	-142.1%
Other expenses	13.1	7.0	87.9%	0.1	13.0	6.1	113.0%
Income tax expense	75.0	298.8	-74.9%	41.7	33.2	-3.3	-1120.6%
Total expenses	1,835.6	1,652.2	11.1%	-5.3	1,840.9	1,641.7	12.1%

Cost of Services (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Cost of Services	1,272.4	1,237.3	2.8%	86.3	1,186.0	1,092.0	8.6%
Salaries and social security contributions	245.3	251.8	-2.6%	-5.8	251.1	239.4	4.9%
Concession fees	220.6	210.6	4.8%	-5.2	225.9	198.8	13.6%
Construction service cost	193.5	216.8	-10.8%	-9.3	202.8	208.1	-2.6%
Maintenance expenses	181.0	175.3	3.2%	-4.6	185.5	165.2	12.3%
Amortization and depreciation	197.4	175.1	12.7%	113.3	84.1	76.2	10.4%
Services and fees	67.9	69.9	-2.9%	-1.2	69.0	68.0	1.6%
Cost of fuel	114.0	98.7	15.5%	-	114.0	98.7	15.5%
Taxes	5.0	5.4	-7.4%	-0.2	5.2	4.9	5.5%
Office expenses	14.6	16.0	-9.2%	-0.7	15.2	15.0	1.8%
Others	33.0	17.6	87.3%	0.0	33.1	17.6	87.9%

Selling, General and Administrative Expenses (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
SG&A	220.2	198.1	11.1%	-0.2	220.4	188.9	16.6%
Taxes	63.9	63.4	0.8%	-1.9	65.9	58.8	12.1%
Salaries and social security contributions	53.1	46.1	15.2%	-1.1	54.2	44.1	22.9%
Services and fees	49.4	45.3	8.9%	-0.2	49.5	44.9	10.2%
Office expenses	9.9	8.8	12.6%	-0.3	10.2	8.2	24.1%
Amortization and depreciation	11.0	7.4	49.6%	3.7	7.3	6.3	16.0%
Maintenance expenses	6.6	2.5	167.7%	0.0	6.7	2.4	172.8%
Advertising	6.4	6.5	-1.3%	-0.1	6.5	6.4	2.1%
Insurances	3.2	2.7	18.5%	-0.1	3.2	2.6	24.8%
Bad debts recovery	-3.8	-4.4	-13.5%	0.1	-4.0	-4.3	-6.9%
Bad debts	11.2	8.9	25.6%	-0.3	11.5	8.4	35.8%
Others	9.3	11.0	-15.3%	0.0	9.3	11.0	-15.3%

Expenses by Segment (in US$ million)

Country	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Argentina	838.3	841.0	-0.3%	86.2	752.1	685.6	9.7%
Italy	133.1	106.1	25.4%	-	133.1	106.1	25.4%
Brazil	82.3	82.9	-0.8%	-	82.3	82.9	-0.8%
Uruguay	134.0	128.3	4.4%	-	134.0	128.3	4.4%
Armenia	200.7	171.8	16.8%	-	200.7	171.8	16.8%
Ecuador	85.2	80.3	6.0%	-	85.2	80.3	6.0%
Unallocated	32.1	31.9	0.5%	-	32.1	31.9	0.5%
Total consolidated expenses (1) (2)	1,505.6	1,442.4	4.4%	86.2	1,419.4	1,287.0	10.3%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Argentina	388.8	335.3	16.0%	-14.5	403.3	294.5	36.9%
Italy	49.3	44.3	11.4%	-	49.3	44.3	11.4%
Brazil	51.0	61.5	-17.1%	-	51.0	61.5	-17.1%
Uruguay	66.2	64.0	3.5%	-	66.2	64.0	3.5%
Armenia	119.1	102.7	16.0%	-	119.1	102.7	16.0%
Ecuador	33.3	33.7	-1.2%	-	33.3	33.7	-1.2%
Unallocated	20.3	-12.7	-259.6%	-	20.3	-12.7	-259.6%
Intrasegment adjustment	-0.2	0.0	-	-	-0.2	0.0	-
Total segment EBITDA	727.8	628.7	15.8%	-14.5	742.3	588.0	26.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	257.7	307.9	-16.3%	-65.2	323.0	239.2	35.0%
Financial Income	-68.3	-71.4	-4.3%	25.2	-93.5	-88.3	5.9%
Financial Loss	244.0	-110.3	-321.2%	-142.6	386.6	362.0	6.8%
Inflation adjustment	11.1	21.3	-47.9%	9.4	1.7	-4.0	-142.1%
Income Tax Expense	75.0	298.8	-74.9%	41.7	33.2	-3.3	-1120.6%
Amortization and Depreciation	208.4	182.5	14.2%	117.0	91.4	82.5	10.9%
Adjusted EBITDA	727.8	628.7	15.8%	-14.5	742.3	588.0	26.3%
Adjusted EBITDA Margin	37.1%	34.1%	3pp	-	37.0%	33.6%	3.4pp
Adjusted EBITDA excluding Construction Service	715.5	622.2	15.0%	-14.5	730.0	581.5	25.6%
Adjusted EBITDA Margin excluding Construction Service	40.7%	38.4%	2.3pp	-	40.8%	37.9%	2.9pp

Financial Income / Loss (in US$ million)

	2025 as reported	2024 as reported	% Var as reported	IAS 29	2025 ex IAS 29	2024 ex IAS 29	% Var ex IAS 29
Financial Income	68.3	71.4	-4.3%	-25.2	93.5	88.3	5.9%
Interest income	40.4	56.4	-28.4%	-0.7	41.1	52.3	-21.5%
Foreign exchange income	15.9	2.5	528.0%	-24.5	40.4	23.3	73.1%
Other	12.1	12.5	-3.6%	0.0	12.1	12.7	-5.2%
Inflation adjustment	-11.1	-21.3	-47.9%	-9.4	-1.7	4.0	-142.1%
Inflation adjustment	-11.1	-21.3	-47.9%	-9.4	-1.7	4.0	-142.1%
Financial Loss	-244.0	110.3	-321.2%	142.6	-386.6	-362.0	6.8%
Interest Expenses	-90.8	-107.5	-15.5%	1.8	-92.6	-102.3	-9.5%
Foreign exchange transaction expenses	-60.5	314.5	-119.2%	140.8	-201.3	-163.0	23.5%
Changes in liability for concessions	-81.7	-87.6	-6.6%	-	-81.7	-87.6	-6.6%
Other financial loss	-10.9	-9.2	19.0%	-0	-10.9	-9.2	18.9%
Financial Loss, Net	-186.7	160.5	-216.3%	108.1	-294.8	-269.6	9.3%

See “Use of Non-IFRS Financial Measures” on page 25.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	62.3%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	4Q25	4Q24	% Var.	2025	2024	% Var.
Argentina
Total Revenue	304.1	254.3	19.6%	1069.5	1043.9	2.5%
Total Revenue Excluding IFRIC12(1)	257.8	219.0	17.7%	946.0	888.3	6.5%
Operating Income	73.9	45.8	61.3%	255.9	224.4	14.0%
Net Income	66.4	16.0	315.4%	146.7	280.2	-47.6%
Adjusted Segment EBITDA	108.2	75.6	43.2%	388.8	335.3	16.0%
Adjusted Segment EBITDA Mg	35.6%	29.7%	5.9pp	36.4%	32.1%	4.3pp
Adjusted EBITDA Margin excluding IFRIC	41.9%	34.5%	7.4pp	41.1%	37.7%	3.4pp
Italy
Total Revenue	48.3	38.7	24.9%	170.4	138.8	22.8%
Total Revenue Excluding IFRIC12(1)	34.0	28.8	17.8%	140.3	122.4	14.6%
Operating Income	6.6	8.4	-21.3%	37.9	33.7	12.5%
Net Income	2.5	4.6	-45.0%	18.9	18.4	2.4%
Adjusted Segment EBITDA	9.6	10.7	-10.0%	49.3	44.3	11.4%
Adjusted Segment EBITDA Mg	19.9%	27.6%	-7.7pp	28.9%	31.9%	-3pp
Adjusted EBITDA Margin excluding IFRIC	16.6%	21.8%	-5.2pp	26.9%	31.3%	-4.4pp
Brazil
Total Revenue	33.8	28.2	20.2%	118.5	111.1	6.7%
Total Revenue Excluding IFRIC12(1)	33.8	27.4	23.5%	117.8	109.6	7.4%
Operating Income	12.1	25.0	-51.6%	39.6	50.3	-21.3%
Net Income	-7.6	1.7	-555.8%	-55.7	-81.5	-31.6%
Adjusted Segment EBITDA	15.1	27.6	-45.2%	51.0	61.5	-17.1%
Adjusted Segment EBITDA Mg	44.7%	98.0%	-53.3pp	43.0%	55.4%	-12.4pp
Adjusted EBITDA Margin excluding IFRIC	44.8%	100.9%	-56.2pp	43.3%	56.1%	-12.8pp
Uruguay
Total Revenue	47.6	45.2	5.3%	192.2	185.7	3.5%
Total Revenue Excluding IFRIC12(1)	38.4	34.0	12.8%	159.7	147.8	8.1%
Operating Income	11.9	12.7	-6.5%	55.5	54.4	1.9%
Net Income	10.3	11.9	-12.9%	57.2	50.5	13.3%
Adjusted Segment EBITDA	14.5	14.8	-2.2%	66.2	64.0	3.5%
Adjusted Segment EBITDA Mg	30.5%	32.8%	-2.3pp	34.4%	34.5%	-0.1pp
Adjusted EBITDA Margin excluding IFRIC	37.8%	43.5%	-5.7pp	41.4%	43.3%	-1.9pp

	4Q25	4Q24	% Var.	2025	2024	% Var.
Ecuador
Total Revenue	30.8	27.5	11.9%	114.4	110.3	3.8%
Total Revenue Excluding IFRIC12(1)	28.3	27.5	2.9%	112.0	110.2	1.6%
Operating Income	6.3	7.5	-16.0%	25.9	26.6	-2.8%
Net Income	5.2	7.4	-29.7%	22.4	25.3	-11.4%
Adjusted Segment EBITDA	8.2	9.3	-11.8%	33.3	33.7	-1.2%
Adjusted Segment EBITDA Mg	26.6%	33.7%	-7.1pp	29.1%	30.6%	-1.5pp
Adjusted EBITDA Margin excluding IFRIC	28.9%	33.7%	-4.8pp	29.8%	30.6%	-0.8pp
Armenia
Total Revenue	80.5	67.5	19.3%	296.3	252.8	17.2%
Total Revenue Excluding IFRIC12(1)	72.3	59.9	20.7%	280.0	241.0	16.2%
Operating Income	23.2	19.8	17.1%	96.3	81.3	18.4%
Net Income	19.3	15.7	23.2%	78.6	63.6	23.6%
Adjusted Segment EBITDA	29.2	25.3	15.2%	119.1	102.7	16.0%
Adjusted Segment EBITDA Mg	36.2%	37.5%	-1.3pp	40.2%	40.6%	-0.4pp
Adjusted EBITDA Margin excluding IFRIC	40.0%	41.9%	-1.9pp	42.4%	42.5%	-0.1pp
Unallocated
Total revenue	0.2	-0.5	-134.6%	0.7	0.7	1.4%
Operating Income	-5.9	-10.7	-44.8%	-22.7	-23.6	-3.6%
Net Income	19.3	-12.7	-252.3%	-10.5	-48.5	-78.4%
Adjusted segment EBITDA	30.4	-7.9	-486.2%	20.3	-12.7	-259.6%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.
Argentina
Aeroparque	2,958	2,954	0.1%	1,314	1,038	26.5%	237	213	11.2%	4,509	4,206	7.2%	519	425	22.1%	35,415	34,066	4.0%
Bariloche	568	565	0.5%	24	21	11.3%	0	1	-	592	587	0.8%	-	-	-	4,241	4,353	-2.6%
Catamarca	24	22	10.0%	-	-	-	2	2	4.0%	26	24	9.4%	-	-	-	882	779	13.2%
C. Rivadavia	146	153	-4.7%	-	-	-	-	0	-	146	154	-4.8%	75	125	-40.0%	1,869	1,732	7.9%
Córdoba	639	607	5.3%	282	164	72.4%	1	1	-	921	771	19.5%	654	356	84.0%	8,049	7,047	14.2%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	549	1,317	-58.3%
Esquel	33	29	11.7%	-	-	-	-	-	-	33	29	11.7%	-	-	-	497	430	15.6%
Ezeiza	1,011	766	32.0%	2,236	2,146	4.2%	70	63	11.5%	3,317	2,975	11.5%	62,441	60,926	2.5%	21,773	19,293	12.9%
Formosa	23	22	4.6%	-	-	-	-	0	-	23	22	4.6%	29	14	109.3%	422	390	8.2%
General Pico	0	-	-	-	-	-	0	-	-	1	-	-	-	-	-	585	621	-5.8%
Iguazú	469	465	0.7%	2	-	-	-	-	-	470	465	1.1%	-	-	-	3,347	3,557	-5.9%
Jujuy	128	115	11.8%	1	1	-	-	-	-	129	116	11.9%	34	20	68.3%	955	1,136	-15.9%
La Rioja	20	19	8.3%	-	-	-	3	2	12.5%	23	21	8.8%	14	-	-	711	500	42.2%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	103	235	-56.2%
Mar del Plata	72	67	8.1%	-	-	-	1	0	-	73	67	8.6%	17	15	19.6%	1,737	1,790	-3.0%
Mendoza	541	500	8.1%	166	158	4.9%	11	6	89.5%	718	664	8.1%	155	99	56.2%	5,838	5,910	-1.2%
Paraná	11	10	11.7%	-	-	-	-	-	-	11	10	11.7%	-	-	-	832	875	-4.9%
Posadas	86	80	8.0%	-	-	-	0	-	-	87	80	8.1%	31	46	-32.9%	1,195	1,106	8.0%
Pto Madryn	57	61	-5.9%	-	-	-	1	-	-	58	61	-4.7%	7	9	-20.0%	525	485	8.2%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	820	688	19.2%
Resistencia	66	47	40.6%	-	-	-	-	0	-	66	47	40.0%	72	75	-3.1%	870	827	5.2%
Río Cuarto	5	8	-42.2%	-	-	-	-	-	-	5	8	-42.2%	2	0	-	245	227	7.9%
Río Gallegos	4	44	-89.8%	-	-	-	0	1	-	5	45	-90.0%	3	64	-95.8%	105	973	-89.2%
Río Grande	32	32	0.1%	-	-	-	0	0	-	32	32	-0.5%	34	865	-96.1%	932	969	-3.8%
Salta	376	348	8.0%	24	17	39.9%	0	0	-	400	365	9.4%	52	80	-35.3%	5,218	4,796	8.8%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,013	15,065	6.3%
San Juan	56	56	-0.4%	-	-	-	-	-	-	56	56	-0.4%	-	-	-	687	670	2.5%
San Luis	16	17	-6.2%	-	-	-	-	-	-	16	17	-6.2%	9	8	12.3%	398	467	-14.8%
San Rafael	15	14	3.6%	-	-	-	0	0	-	15	15	3.0%	-	-	-	1,881	2,231	-15.7%
Santa Rosa	11	10	10.1%	-	-	-	-	-	-	11	10	10.1%	12	6	103.0%	685	681	0.6%
Santiago del Estero	55	51	7.6%	-	-	-	-	-	-	55	51	7.6%	83	19	338.9%	1,222	1,333	-8.3%
Tucumán	225	183	22.7%	15	-	-	0	0	-	240	184	30.7%	103	89	15.9%	2,164	1,896	14.1%
Viedma	9	9	10.2%	-	-	-	-	-	-	9	9	10.2%	-	-	-	357	187	90.9%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	188	207	-9.2%
Termas de Río Hondo	5	3	38.1%	-	-	-	-	0	-	5	3	37.9%	-	-	-	111	113	-1.8%
Bahía Blanca	64	57	11.0%	-	-	-	1	1	-	65	58	12.0%	56	44	26.7%	925	914	1.2%
Neuquén	375	337	11.1%	1	0	-	5	6	-10.9%	381	343	10.9%	865	102	744.0%	4,061	3,628	11.9%
Total Argentina	8,100	7,652	5.9%	4,063	3,545	14.6%	333	297	12.0%	12,497	11,495	8.7%	65,267	63,386	3.0%	126,407	121,494	4.0%

Italy
Pisa	346	338	2.2%	934	853	9.5%	1	1	-5.9%	1,280	1,192	7.4%	3,132	3,589	-12.7%	9,611	8,898	8.0%
Florence	105	125	-15.6%	766	675	13.5%	0	0	-	872	800	9.0%	24	15	57.0%	10,105	9,316	8.5%
Total Italy	451	463	-2.6%	1,700	1,527	11.3%	1	1	-5.2%	2,152	1,992	8.1%	3,156	3,605	-12.4%	19,716	18,214	8.2%

Brazil
Brasilia	2,608	2,346	11.2%	215	185	16.2%	1,680	1,488	12.9%	4,504	4,019	12.1%	15,856	18,269	-13.2%	39,056	35,840	9.0%
Total Brazil	2,608	2,346	11.2%	215	185	16.2%	1,680	1,488	12.9%	4,504	4,019	12.1%	15,856	18,269	-13.2%	39,056	35,840	9.0%

Uruguay
Carrasco	1	1	18.0%	540	514	5.2%	7	9	-21.3%	549	525	4.7%	9,889	9,258	6.8%	5,590	5,777	-3.2%
Punta del Este	0	0	-	38	35	9.8%	-	-	-	39	35	10.0%	-	-	-	4,125	3,200	28.9%
Total Uruguay	2	1	20.6%	579	549	5.5%	7	9	-21.3%	588	560	5.1%	9,889	9,258	6.8%	9,715	8,977	8.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.	4Q25	4Q24	% Var.
Ecuador
Guayaquil	458	455	0.7%	571	567	0.7%	14	19	-27.0%	1,044	1,042	0.2%	7,875	8,223	-4.2%	18,484	17,701	4.4%
Galápagos	124	114	9.0%	-	-	-	-	-	-	124	114	9.0%	1,344	1,340	0.3%	1,586	1,524	4.1%
Total Ecuador	583	569	2.4%	571	567	0.7%	14	19	-27.0%	1,168	1,156	1.1%	9,219	9,563	-3.6%	20,070	19,225	4.4%

Armenia
Zvartnots	-	-	-	1,342	1,196	12.2%	43	27	58.9%	1,385	1,223	13.2%	13,677	14,165	-3.4%	10,269	9,629	6.6%
Shirak	-	-	-	34	24	42.2%	-	-	-	34	24	42.2%	-	-	-	223	163	36.8%
Total Armenia	-	-	-	1,375	1,220	12.8%	43	27	58.9%	1,418	1,247	13.8%	13,677	14,165	-3.4%	10,492	9,792	7.1%
Total CAAP	11,744	11,031	6%	8,504	7,594	12%	2,079	1,843	13%	22,327	20,468	9%	117,064	118,246	-1%	225,456	213,542	6%

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.
Argentina
Aeroparque	11,692	10,476	11.6%	5,004	3,531	41.7%	1,118	935	19.6%	17,815	14,941	19.2%	1,658	1,230	34.8%	141,791	123,038	15.2%
Bariloche	2,423	2,276	6.5%	138	93	47.4%	2	6	-61.1%	2,563	2,375	7.9%	-	-	-	18,670	17,210	8.5%
Catamarca	81	76	6.2%	-	-	-	7	7	-8.2%	88	84	4.9%	-	35	-	3,042	2,736	11.2%
C. Rivadavia	576	538	7.2%	-	-	-	0	3	-	577	541	6.6%	343	538	-36.2%	7,070	6,703	5.5%
Córdoba	2,311	2,244	3.0%	948	615	54.2%	3	3	-23.9%	3,261	2,862	13.9%	1,497	1,028	45.6%	28,798	26,476	8.8%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,992	5,175	-42.2%
Esquel	96	93	3.5%	-	-	-	-	0	-	96	93	3.5%	-	-	-	2,081	1,800	15.6%
Ezeiza	3,263	2,908	12.2%	8,474	8,197	3.4%	265	257	3.2%	12,002	11,362	5.6%	205,860	199,225	3.3%	78,057	75,131	3.9%
Formosa	90	98	-8.3%	-	-	-	-	0	-	90	98	-8.3%	78	68	15.0%	1,516	1,542	-1.7%
General Pico	0	-	-	-	-	-	0	-	-	1	-	-	-	-	-	2,786	1,568	77.7%
Iguazú	1,783	1,504	18.6%	2	0	-	0	0	-	1,785	1,504	18.7%	-	-	-	11,926	11,409	4.5%
Jujuy	489	501	-2.4%	3	1	-	-	2	-	492	503	-2.1%	108	180	-39.9%	5,290	4,569	15.8%
La Rioja	74	70	4.6%	-	-	-	8	9	-6.8%	82	79	3.3%	33	46	-28.9%	2,410	1,930	24.9%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	676	1,176	-42.5%
Mar del Plata	297	290	2.3%	-	-	-	3	9	-71.5%	300	300	0.1%	102	75	34.9%	6,690	7,571	-11.6%
Mendoza	1,917	1,696	13.0%	687	595	15.4%	43	19	124.5%	2,648	2,311	14.6%	900	462	94.6%	22,528	21,352	5.5%
Paraná	43	38	10.7%	-	-	-	-	-	-	43	38	10.7%	-	-	-	3,216	3,327	-3.3%
Posadas	330	325	1.6%	-	-	-	0	-	-	331	325	1.7%	157	134	17.1%	4,493	3,939	14.1%
Pto Madryn	183	154	18.2%	-	-	-	1	-	-	183	154	18.7%	27	19	44.5%	1,671	1,251	33.6%
Reconquista	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	3,428	3,051	12.4%
Resistencia	224	193	15.9%	-	-	-	1	3	-	225	196	14.3%	302	223	35.6%	3,412	3,631	-6.0%
Río Cuarto	11	25	-54.6%	-	-	-	-	-	-	11	25	-54.6%	4	7	-36.8%	572	819	-30.2%
Río Gallegos	128	176	-26.9%	0	0	-	3	6	-55.8%	131	182	-27.9%	137	259	-47.2%	2,344	3,740	-37.3%
Río Grande	142	135	5.3%	-	-	-	1	1	-	143	136	5.1%	1,126	2,831	-60.2%	3,157	3,365	-6.2%
Salta	1,365	1,265	7.9%	85	51	66.6%	2	1	-	1,452	1,316	10.3%	275	271	1.3%	18,222	17,212	5.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.
San Fernando	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	56,591	53,743	5.3%
San Juan	200	186	7.4%	-	-	-	-	-	-	200	186	7.4%	-	-	-	2,519	2,316	8.8%
San Luis	60	61	-1.5%	-	-	-	-	-	-	60	61	-1.5%	40	119	-66.0%	1,742	1,685	3.4%
San Rafael	51	51	0.5%	-	-	-	0	0	-	51	51	0.3%	-	-	-	8,451	8,935	-5.4%
Santa Rosa	42	41	0.4%	-	-	-	0	0	-	42	41	0.6%	51	11	362.7%	2,713	2,391	13.5%
Santiago del Estero	222	215	3.1%	1	-	-	1	-	-	224	215	3.9%	175	92	91.3%	4,341	4,906	-11.5%
Tucumán	831	727	14.3%	24	0	-	1	1	-	857	728	17.7%	412	168	146.0%	8,326	7,083	17.5%
Viedma	35	34	3.3%	-	-	-	0	2	-	35	35	-1.2%	-	-	-	1,081	785	37.7%
Villa Mercedes	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	716	1,328	-46.1%
Termas de Río Hondo	19	11	76.1%	-	0	-	0	0	-	19	11	70.6%	-	5	-	538	413	30.3%
Bahía Blanca	238	229	3.8%	-	-	-	4	9	-63.1%	242	239	1.1%	239	155	54.4%	3,488	3,730	-6.5%
Neuquén	1,364	1,124	21.4%	1	0	-	21	19	9.3%	1,387	1,143	21.3%	1,253	355	253.2%	14,329	12,663	13.2%
Total Argentina	30,581	27,762	10.2%	15,367	13,085	17.4%	1,483	1,293	14.7%	47,432	42,140	12.6%	214,779	207,535	3.5%	481,673	449,699	7.1%

Italy
Pisa	1,508	1,339	12.6%	4,450	4,191	6.2%	7	5	38.4%	5,964	5,535	7.8%	12,437	12,967	-4.1%	44,892	41,820	7.3%
Florence	490	523	-6.4%	3,345	2,980	12.3%	0	0	-	3,835	3,503	9.5%	118	69	71.2%	43,795	40,407	8.4%
Total Italy	1,997	1,862	7.3%	7,795	7,172	8.7%	7	5	38.5%	9,799	9,038	8.4%	12,555	13,036	-3.7%	88,687	82,227	7.9%

Brazil
Natal(1)	-	350	-	-	16	-	-	2	-	-	368	-	-	898	-	-	3,076	-
Brasilia	9,559	8,681	10.1%	870	709	22.7%	6,285	5,771	8.9%	16,713	15,161	10.2%	62,318	64,732	-3.7%	150,778	140,126	7.6%
Total Brazil	9,559	9,031	5.8%	870	725	20.0%	6,285	5,773	8.9%	16,713	15,529	7.6%	62,318	65,629	-5.0%	150,778	143,202	5.3%

Uruguay
Carrasco	4	2	120.1%	2,101	2,060	2.0%	36	47	-23.1%	2,141	2,108	1.6%	35,479	32,268	10.0%	21,925	22,390	-2.1%
Punta del Este	1	0	-	154	132	16.6%	-	-	-	155	133	16.6%	-	-	-	12,077	10,146	19.0%
Total Uruguay	4	2	100.6%	2,255	2,192	2.9%	36	47	-23.1%	2,296	2,241	2.5%	35,479	32,268	10.0%	34,002	32,536	4.5%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.	2025	2024	% Var.
Ecuador
Guayaquil	1,838	1,825	0.7%	2,270	2,261	0.4%	67	82	-18.4%	4,174	4,167	0.2%	30,759	32,053	-4.0%	72,043	70,089	2.8%
Galápagos	528	514	2.6%	-	-	-	-	-	-	528	514	2.6%	5,061	5,291	-4.4%	6,388	6,056	5.5%
Total Ecuador	2,365	2,339	1.1%	2,270	2,261	0.4%	67	82	-18.4%	4,702	4,682	0.4%	35,820	37,344	-4.1%	78,431	76,145	3.0%

Armenia
Zvartnots	-	-	-	5,451	5,219	4.4%	164	27	507.8%	5,615	5,246	7.0%	42,761	42,235	1.2%	41,999	39,168	7.2%
Shirak	-	-	-	138	105	32.4%	-	-	-	138	105	32.4%	-	-	-	858	694	23.6%
Total Armenia	-	-	-	5,590	5,324	5.0%	164	27	507.8%	5,754	5,351	7.5%	42,761	42,235	1.2%	42,857	39,862	7.5%
Total CAAP	44,507	40,996	9%	34,147	30,758	11%	8,042	7,227	11%	86,696	78,981	10%	403,711	398,047	1%	876,428	823,671	6%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	4Q25	4Q24	% Var.	2025	2024	% Var.
Continuing operations
Revenue	562,612	473,412	18.8%	1,962,134	1,843,267	6.4%
Cost of services	-375,200	-326,814	14.8%	-1,272,363	-1,237,333	2.8%
Gross profit	187,412	146,598	27.8%	689,771	605,934	13.8%
Selling, general and administrative expenses	-61,792	-57,934	6.7%	-220,198	-198,108	11.2%
Impairment (loss) / reversal of non-financial assets	-169		-	-335		-
Other operating income	9,590	23,873	-59.8%	31,792	46,390	-31.5%
Other operating expenses	-2,944	-1,318	123.4%	-12,746	-6,963	83.1%
Operating income	132,097	111,219	18.8%	488,284	447,253	9.2%
Share of income / (loss) in associates	33,226	-167	########	31,083	-996	-3220.8%
Income before financial results and income tax	165,323	111,052	48.9%	519,367	446,257	16.4%
Financial income	20,646	16,360	26.2%	68,344	71,430	-4.3%
Financial loss	-46,874	-42,813	9.5%	-243,955	110,305	-321.2%
Inflation adjustment	-5,380	-382	1308.4%	-11,074	-21,260	-47.9%
Income before income tax	133,715	84,217	58.8%	332,682	606,732	-45.2%
Income tax	-16,241	-37,233	-56.4%	-74,963	-298,820	-74.9%
Income for the period	117,474	46,984	150.0%	257,719	307,912	-16.3%
Attributable to:
Owners of the parent	107,739	37,781	185.2%	247,724	282,674	-12.4%
Non-controlling interest	9,735	9,203	5.8%	9,995	25,238	-60.4%

Balance Sheet (in US$ thousands)

	Dec 31, 2025	Dec 31, 2024
ASSETS
Non-current assets
Intangible assets, net	3,137,980	3,155,448
Property, plant and equipment, net	86,116	77,801
Right-of-use asset	8,933	9,921
Investments in associates	43,344	11,746
Other financial assets at fair value through profit or loss	5,413	4,237
Other financial assets at amortized cost	108,896	84,618
Deferred tax assets	12,638	13,372
Inventories	294	314
Other receivables	60,010	58,461
Trade receivables	11	18
Total non-current assets	3,463,635	3,415,936
Current assets
Inventories	14,735	11,410
Other financial assets at fair value through profit or loss	2,451	3,129
Other financial assets at amortized cost	119,633	82,923
Other receivables	66,594	63,156
Current tax assets	10,989	7,366
Trade receivables	177,744	157,546
Cash and cash equivalents	592,759	439,847
Total	984,905	765,377
Assets classified as held for sale	137	137
Total current assets	985,042	765,514
Total assets	4,448,677	4,181,450
EQUITY
Share capital	165,219	163,223
Share premium	221,434	183,430
Treasury shares	(3,918)	(4,094)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(175,542)	(116,471)
Legal reserves	10,017	7,419
Other reserves	(1,332,210)	(1,319,682)
Retained earnings	964,641	718,511
Total attributable to owners of the parent	1,586,579	1,369,274
Non-controlling interests	74,169	148,686
Total equity	1,660,748	1,517,960
LIABILITIES
Non-current liabilities
Borrowings	955,856	1,042,704
Derivative financial instruments liabilities	1,223	3,351
Deferred tax liabilities	400,582	383,369

	Dec 31, 2025	Dec 31, 2024
Other liabilities	693,493	621,412
Non-current tax liabilities	1,636
Lease liabilities	5,406	7,010
Trade payables	1,219	1,914
Total non-current liabilities	2,059,415	2,059,760
Current liabilities
Borrowings	139,362	115,367
Other liabilities	428,947	348,586
Lease liabilities	4,326	3,707
Derivative financial instruments liabilities	934
Current tax liabilities	23,789	15,307
Trade payables	131,156	120,763
Total current liabilities	728,514	603,730
Total liabilities	2,787,929	2,663,490
Total equity and liabilities	4,448,677	4,181,450

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2025	Dec 31, 2024
Cash flows from operating activities
Income for the period from continuing operations	257,719	307,912
Adjustments for:
Amortization and depreciation	229,079	203,008
Deferred income tax	29,246	263,620
Current income tax	45,717	35,200
Share of (income) / loss in associates	(31,083)	996
Impairment loss / (reversal) of non-financial assets	335	-
Loss on disposals of property, plant and equipment and intangible assets	641	221
Gain on disposal of subsidiaries	-	(391)
Low value, short term and variable lease payments	(2,126)	(1,686)
Share-based compensation expenses	1,083	1,143
Interest expense	90,827	107,464
Other financial results, net	(16,604)	(20,414)
Net foreign exchange	44,560	(317,036)
Government subsidies per Covid-19 context	(720)	(16,394)
Government grants collected	-	76
Other accruals	(3,424)	(5,476)
Inflation adjustment	(9,959)	1,053
Acquisition of Intangible assets	(203,165)	(212,573)
Income tax paid	(32,272)	(40,294)
Income due to concession compensation	-	-
Collection due to concession compensation	-	90,609
Unpaid concession fees	55,050	54,199
Changes in liability for concessions	81,743	87,556
Changes in working capital	(71,430)	(133,491)
Net cash provided by operating activities	465,217	405,302
Cash flows from investing activities
Cash contribution in associates	(712)	(666)
Acquisition of other financial assets	(195,527)	(156,418)
Disposals of other financial assets	138,746	136,781
Acquisition of Property, plant and equipment	(16,708)	(12,218)
Acquisition of Intangible assets	(2,004)	(1,435)
Proceeds from sale of Property, plant and Equipment	172	25
Net cash inflow on disposal of subsidiaries	289	(404)
Others	3,835	1,842
Net cash used in investing activities	(71,909)	(32,493)
Cash flows from financing activities
Proceeds from borrowings	18,116	190,345
Principal elements of lease payments	(4,745)	(4,397)
Loans repaid	(115,095)	(314,077)
Interest paid	(83,739)	(96,168)
Debt renegotiation expenses	(193)	(2,467)
Guarantee deposit	448	1,147
Dividends paid to non-controlling interests in subsidiaries	(49,456)	(14,945)
Payment for additional acquisitions in subsidiaries	-	(30,949)
Others	-	322
Net cash used in financing activities	(234,664)	(271,189)

Increase in cash and cash equivalents from continuing operations	158,644	101,620

Movements in cash and cash equivalents
At the beginning of the period	439,847	369,848
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(5,732)	(31,621)
Increase in cash and cash equivalents from continuing operations	158,644	101,620
At the end of the period	592,759	439,847